BELL, BOYD & LLOYD PLLC

1615 L STREET N.W., SUITE 1200
WASHINGTON, D.C. 20036-5610
202.466.6300 FAX 202.463.0678

OFFICES IN WASHINGTON, D.C.
AND CHICAGO

KIMBERLY H. NOVOTNY
Direct Dial: 312 807-4218
knovotny@bellboyd.com
Right Fax: 312 827-7075



January 26, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA HAND DELIVERY

05003077

Columbia Wanger Asset Management, L.P.
Filing Pursuant to Section 33

Ladies and Gentlemen:

On behalf of Columbia Wanger Asset Management, L.P., we are enclosing the following documents for filing pursuant to Section 33 of the Investment Company Act of 1940:

1. One copy of a complaint filed in the United States District Court for the District of Massachusetts (case number 05-10065PBS), in a lawsuit in which Columbia Wanger Asset Management, L.P. is, among others, a named defendant; the plaintiffs are seeking class action status in such lawsuit;

2. One copy of a consolidated amended class complaint filed in the United States District Court for the District of Maryland, Baltimore Division (Civil Action No. 04-MD-15863), in a lawsuit in which Columbia Wanger Asset Management, L.P. is, among others, a named defendant; and

3. One copy of a consolidated amended fund derivative complaint filed in the United States District Court for the District of Maryland (MDL Docket No. 1586, Case No. 04-MD-15863), in a lawsuit in which Columbia Wanger Asset Management, L.P. is, among others, a named defendant.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it to the courier filing this letter. If you have any questions or require additional information, please do not hesitate to contact me at 312/807-4218.

Very truly yours,

Kimberly H Novotny / src

Kimberly H. Novotny

KDH src
Enclosures

cc: Jon Hayden (w/encl.)
Ken Kalina


PROCESSED
FEB 09 2005
THOMSON
FINANCIAL

651125/D/1

UNITED STATES DISTRICT COURT

Accepted by SR 10:45 AM 1/21/05

District of MASSACHUSETTS

Jackie Lefler and Fred Salmo, on Behalf of Themselves and All Others Similarly Situated,

Plaintiff

V.

Douglas A. Hacker, et al.

Defendants

SUMMONS IN A CIVIL CASE

CASE NUMBER: 05 10065 PBS

TO: (Name and address of Defendant)

Person designated to accept service
Columbia Wanger Asset Management, LP
227 West Monroe Street, Suite 3000
Chicago, Illinois 60606

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

David Pastor
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

TONY ANASTAS

CLERK


UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1/11/05

DATE

(By) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the third-party defendant. Place where served: ____________________

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left: ____________________

☐ Returned unexecuted: ____________________

☐ Other (specify): ____________________

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ____________________ ____________________

Date *Signature of Server*

____

Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

05 10065 PBS

JACKIE LEFLER and FRED SALMO, on Behalf of Themselves and All Others Similarly Situated,	§	
Plaintiffs,	§	Case No. ________________
v.	§	
DOUGLAS A. HACKER, JANET LANGFORD KELLY, RICHARD W. LOWRY, CHARLES R. NELSON, JOHN J. NEUHAUSER, PATRICK J. SIMPSON, THOMAS E. STITZEL, THOMAS C. THEOBALD, ANNE-LEE VERVILLE, RICHARD L. WOOLWORTH, MARGARET EISER, LEO A. GUTHART, JEROME KAHN, JR., STEVEN N. KAPLAN, DAVID C. KLEINMAN, ALLAN B. MUCHIN, ROBERT E. NASON, JOHN A. WING, WILLIAM E. MAYER, CHARLES P. MCQUAID, RALPH WANGER, COLUMBIA MANAGEMENT GROUP, INC., COLUMBIA MANAGEMENT ADVISORS, INC., COLUMBIA WANGER ASSET MANAGEMENT, LP, and JOHN DOES NO. 1 through 100,	§	**CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**
Defendants.	§	

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Columbia Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Plaintiffs file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund

owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Boston, Massachusetts.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. Plaintiff Jackie Lefler resides in Pickens County, South Carolina and at all relevant times owned one of the Funds.

11. Plaintiff Fred Salmo resides in Williamson County, Illinois and at all relevant times owned one of the Funds.

Defendants.

12. Defendant Columbia Management Group, Inc. is the ultimate parent of Columbia Management Advisors, Inc. and Columbia Wanger Asset Management, LP. Through its subsidiaries and divisions, Columbia Management Group, Inc. markets, sponsors, and provides investment advisory, distribution and administrative services to the Columbia Family of Funds, which consists of approximately 89 funds. Columbia Management Group, Inc. shall be referred to herein as the "Parent Company Defendant." Columbia Management Group, Inc. maintains its principal executive offices at 100 Federal Street, Boston, Massachusetts, 02110.

13. Douglas A. Hacker, Janet Langford Kelly, Richard W. Lowry, Charles R. Nelson, John J. Neuhauser, Patrick J. Simpson, Thomas E. Stitzel, Thomas C. Theobald, Anne-Lee Verville, Richard L. Woolworth, Margaret Eisen, Leo A. Guthart, Jerome Kahn, Jr., Steven N. Kaplan, David C. Kleinman, Allan B. Muchin, Robert E. Nason, John A. Wing, William E. Mayer, Charles P. McQuaid, and Ralph Wanger are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

14. A. Defendant Columbia Management Advisors, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Columbia Family of Funds. Columbia Management Advisors, Inc. has approximately $51 billion in assets under management in total. Columbia Management Advisors, Inc. is located at 1 East Avenue, Rochester, New York, 14604.

B. Defendant Columbia Wanger Asset Management, LP is a registered investment advisor and has the responsibility for the day-to-day management of the Columbia Family of Funds. Columbia Wanger Asset Management, LP is located at 227 West Monroe Street, Suite 3000, Chicago, Illinois, 60606. Collectively, Columbia Management Advisors, Inc. and Columbia Wanger Asset Management, LP shall be referred to as the "Advisor Defendants."

15. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

16. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

17. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 and January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

18. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

19. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

20. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

21. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

22. The named Plaintiffs are the representative parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress

the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

24. At all relevant times during the Class Period, the Columbia Family of Funds held assets of approximately $51 billion. Approximately 55 of the 89 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Columbia Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

25. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001

In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002

In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Wärstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003

In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003

Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004

In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

26. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

27. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recovery obtained in the securities class actions.

28. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Lydia E. Pinkham Medicine Co. v. Gove*, 20 N.E.2d 482 (Mass. 1939). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

29. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and members of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit

Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

30. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

31. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

32. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

33. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

34. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Gove, supra* & *Shulkin v. Shulkin*, 16 N.E.2d 644 (Mass. 1938). Massachusetts courts have ordered the forfeiture of such fees in breach of fiduciary duty cases. *See Raymond v. Davies*, 199 N.E. 321 (Mass. 1936) & *Little v. Phipps*, 94 N.E. 260 (Mass. 1911).

35. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

36. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

37. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

38. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

39. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

40. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

41. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

42. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

43. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

44. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

45. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

46. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

47. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

48. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

49. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

50. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,

[signature]

David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
(781) 231-7850
(781) 231-7840 (fax)

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	: : :	**MDL DOCKET NO. 1586**
IN RE ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, PUTNAM, PIMCO	: : :	**Case No. 04-md-15863 (Hon. J. Frederick Motz)**
This Document Relates To:	: :	
COLUMBIA SUB-TRACK	: :	
Slaybe v. Columbia Management Advisers, Inc.	: :	**Case No: 04-cv-1768**

CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Plaintiffs Harold Beardsley, Brad Smith, Edward and Iris Segel, Virginia Wilcox, Pamela Yameen, Barbara Cordani, Mayer and Morris Sutton, George Slabe, as Custodian for Jo D. Slabe UGMA, Grace Nugent and David Armetta, derivatively and on behalf of the Columbia Disciplined Value Fund, Columbia International Equity Fund, Columbia Large Cap Growth Fund, Columbia Mid Cap Growth Fund, Columbia Mid Cap Value Fund, Columbia Real Estate Equity Fund, Columbia Small Cap Value Fund, Columbia Small Company Equity Fund, Columbia High Yield Fund, Columbia Quality Plus Bond Fund, Columbia Growth Fund, Columbia Acorn Fund, Columbia Acorn Trust, Inc., Columbia Funds Trusts,[1] and each of the Columbia Funds (collectively, the "Funds"), hereby complain against the Defendants as follows:

[1] The Columbia Acorn Funds are series of the Columbia Acorn Trust. Each Columbia mutual funds is either a series of a Columbia Funds Trust, of which there are ten, or is incorporated independently (the "Incorporated Columbia Stock Funds"). The Columbia Acorn Trust, Columbia Funds Trusts and the Incorporated Columbia Stock Funds are collectively referred to as the "Trust."

I. SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(a) and 36(b) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2. This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to prey upon the Funds to which they owed the highest fiduciary duties of loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Trustees of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3. Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds, primarily by inflating transaction costs and administrative costs, and adding unnecessary marketing and distribution costs, all of which are paid by the Funds. Market timing also causes

serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position – cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing portfolio managers from implementing their investment strategies for the Fund. The effect of this is to reduce the returns earned by the Funds.

4. Market timing and late trading have harmed each and every Fund in the Columbia family of mutual funds, whether or not the particular Fund was the direct victim of market timing or late trading. This is so because some expenses, such as service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading may be shared among all Funds in the Columbia family, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the Columbia family of mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5. Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market timing, including redemption penalties.

6. Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7. Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8. Market timers and late traders could not reap these profits simply by investing in the securities held in the Funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities, which are foisted upon the Funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently priced, as opposed to the inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9. In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity. At a minimum, the advisors failed to detect and/or prevent, market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10. Market timing and late trading resulted from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of

the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of the fiduciary relationship between investment advisers and their advised funds. As fiduciaries, advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many advisers were delivering much less.[2]

11. The market timing and late trading scandal resulted from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who create and manage the funds. Those conflicts of interest have manifested themselves in widespread instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12. The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds were known by certain of the trustees of the Funds, who nonetheless approved or ratified the Fund adviser's management agreements each year, and were not adequately disclosed to or understood by other trustees of the Funds, who approved or ratified the Fund adviser's management agreements each year despite the harm the adviser caused or permitted to the Funds and who approved or ratified plans permitting the adviser to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC, promulgated under the ICA, in violation of the trustees' own duties to the Funds.

13. This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from

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[2] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

(a) forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment adviser and its affiliates during the period of market timing and late trading;

(b) damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

(c) damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

(d) damages to the Funds for 12b-1 fees paid to the Fund Adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14. This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the Funds, including but not limited to:

(a) rescission of the adviser's management and other agreements with the Funds;

(b) rescission of the 12b-1 Plans adopted by the Funds;

(c) removal of the Fund adviser and its affiliates that manage and perform other services for the Funds; and

(d) removal of each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees.

II. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation*, MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

III. PARTIES

20. The Plaintiffs are as follows:

(e) Plaintiff Harold Beardsley, a resident of Nassau County, New York, purchased shares of the Columbia Disciplined Value Fund, Columbia International Equity Fund, Columbia Large Cap Growth Fund, Columbia Mid Cap Growth Fund, Columbia Mid Cap Value Fund, Columbia Real Estate Equity Fund, Columbia Small Cap Value Fund, Columbia Small Company Equity Fund, Columbia High Yield Fund, and Columbia Quality Plus Bond Fund. These funds were purchased before December 2001 and Mr. Beardsley continues to hold such shares.

(f) Plaintiff Brad Smith, a resident of Chelan, Washington, purchased shares in Columbia Growth Fund before 1990 and continues to hold such shares.

(g) Plaintiffs Edward and Iris Segel, residents of Haverford, Pennsylvania, purchased shares of the Columbia Acorn Fund prior to or during the times relevant to this complaint and continue to hold them.

(h) Plaintiff Virginia Wilcox, a resident of Plymouth, Massachusetts, purchased shares of the Columbia Mid Cap Value Fund and Columbia Growth and Income Fund in 2000 and continues to hold them.

(i) Plaintiff Pamela Yameen, a resident of Haverhill, Massachusetts, purchased shares of the Columbia International Equity Fund, the Columbia Large Cap Core Fund, Columbia Large Company Index Fund and Columbia Small Company Index Fund prior to or during the times relevant to this complaint and continues to hold them.

(j) Plaintiff Barbara Cordani, a resident of Torrington, Connecticut, purchased shares of the Columbia CT Intermediate Muni Bond Fund prior to or during the times relevant to this complaint and continues to hold them.

(k) Plaintiffs Mayer and Morris Sutton, residents of Brooklyn, New York, purchased shares of the Columbia Growth Stock Fund in October 2002 and continue to hold them.

(l) Plaintiff George Slabe, as Custodian for Jo D. Slabe pursuant to the Uniform Gift to Minors Act, a resident of Goffstown, New Hampshire, purchased shares of the Columbia Young Investor Fund prior to or during the times relevant to this complaint and continues to hold them.

(m) Plaintiff Grace Nugent, a resident of Winthrop, Massachussetts, purchased shares of the Columbia Quality Plus Bond Fund and the Columbia Fleet Galaxy Money Markets Fund prior to or during the times relevant to this complaint and continues to hold them.

(n) Plaintiff David Armetta, a resident of Seatuket, New York, purchased shares of the Columbia Common Stock Fund in August 2003 and continues to hold them.

21. The Columbia Defendants are as follows:

(a) Columbia Management Group, Inc. ("CMG") is the asset management arm of BOA, and is among the world's 30 largest asset managers with over $140 billion in assets under management, as of October 31, 2002. CMG's asset management business is carried out primarily through Columbia Management Advisors, Inc. and Columbia Wanger Asset Management. CMG is an Oregon Corporation headquartered at 100 Federal Street, Boston, Massachusetts 02110.

(b) Columbia Fund Services, Inc. ("Columbia Services") is the transfer agent for the Funds. Columbia Services is responsible for identifying market-timing activity in the funds. Columbia Services is located at 100 Federal Street, Boston, Massachusetts 02110.

(c) Columbia Funds Distributor, Inc. ("Columbia Distributor") is the principal underwriter of the Funds' shares. According to the Funds website, Columbia Distributor is a wholly owned subsidiary of FleetBoston and a part of CMG. Columbia Distributor is compensated based on the amount of assets it causes to be invested in the Funds. Columbia Distributor is located at One Financial Center, Boston, MA 02111-2621.

22. The Adviser Defendants are as follows:

(a) Bank of America Corp. ("BOA") is a Delaware corporation with its headquarters at Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina[34] BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. BOA is the indirect parent of Banc of America Securities LLC.

(b) Columbia Wanger Asset Management ("WAM") is the advisor to the Columbia Acorn Funds. WAM is a registered investment advisor under the Investment Advisors Act of 1940 and has ultimate responsibility for overseeing the day-to-day operation of the Columbia Acorn Funds. WAM receives advisory fees based on the total assets under management in the funds for which it acts as advisor. WAM is an indirect wholly owned subsidiary of CMG. WAM is headquartered at 227 West Monroe, Suite 3000, Chicago, IL 60606.

(c) Columbia Management Advisors Inc. ("Columbia Advisors") is the advisor to all of the Funds except the Columbia Acorn Funds (the "Non-Acorn Columbia Funds"), which are advised by WAM. Columbia Advisors receives advisory fees based on the total assets under management in the funds for which it acts as advisor. Columbia Advisors is a wholly owned subsidiary of CMG and is located at 100 Federal Street, Boston, Massachusetts 02110.

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[3] Effective April 1, 2004, FleetBoston Financial Corporation ("Fleet"), a Rhode Island corporation, merged with and into BOA pursuant to an Agreement and Plan of Merger, dated October 27, 2003.

[4] In 2004, Bank of America Corporation acquired FleetBoston Financial Corporation ("FleetBoston") the former parent of Fleet National Bank and defendants bearing the Columbia name.

23. The Individual Officer Defendant listed below is an officer and employee of various Columbia entities who negotiated and/or approved the agreements with the Timer Defendants:

(a) Defendant Joseph R. Palombo was Executive Vice President and Chief Operating Officer of CMG from December 2001 forward, and was Executive Vice President of its predecessor during the Relevant Period. Palombo was Director, Executive Vice President and Chief Operating Officer of Columbia Advisors from April 2003 forward, holding similar positions with its predecessors from April 1999 until April 2003. Palombo was Vice President of Columbia Funds and Galaxy Funds and their predecessors, assuming the office of President in February 2003. He was also, as set forth below, a Trustee for the Columbia Funds. Palombo was indefinitely suspended from his positions when the SEC and the New York Attorney General filed actions against Columbia Advisors and Columbia Distributor in February 2004, and the next month Columbia announced that he would not return from his suspension at the time those entities entered into cease-and-desist orders with the regulators, among other things paying over $140 million in civil penalties and disgorgement and agreeing to implement certain corporate governance reforms so as to prevent the sort of timing transactions that led to the filing of the instant suit.

24. The Defendants described in paragraph 21 are sometimes referred to as the "Columbia Defendants."

25. The Individual Officer Defendants and Columbia Distributor are sometimes referred to as the "Columbia Distributor Defendants."

26. The Adviser Defendants and Columbia Distributor Defendants are sometimes referred to as the "Advisor/Underwriter Defendants."

27. The "Trustee Defendants" are composed of the members of the Board of Trustees for each of the Acorn Funds, Columbia Funds Trusts and Incorporated Columbia Stock Funds. The Trustees have overall management and supervisory responsibility for each of the Acorn Funds or Columbia Funds and are responsible for protecting the interests of the funds' shareholders. The Trustees also select the officers of the Acorn Funds and Columbia Funds who are responsible for the day-to-day activities of the funds.

(a) The members of the Board of Trustees of the Columbia Acorn Funds ("Acorn Trustees") are defendants:

(i) Margaret Eisen

(ii) Leo A. Guthart

(iii) Jerome Kahn, Jr.

(iv) Steven N. Kaplan

(v) David C. Kleinman

(vi) Allan B. Muchin

(vii) Robert E. Nason

(viii) John A. Wing

(ix) Charles P. McQuaid

(x) Ralph Wanger

(b) The members of the Board of Trustees of the Funds Trusts and the Incorporated Columbia Stock Funds ("Columbia Funds Trustees") are defendants:

(i) Douglas A. Hacker

(ii) Janet Langford Kelly

(iii) Richard W. Lowry

(iv) Charles R. Nelson

(v) John J. Neuhauser

(vi) Patrick J. Simpson

(vii) Thomas E. Stitzel

(viii) Thomas C. Theobald

(ix) Anne-Lee Verville

(x) Richard L. Woolworth

(xi) William E. Mayer

(xii) Joseph R. Palombo

(c) The Columbia Funds Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Columbia Funds Trustee serves as a board member of 124 funds within the Columbia Family of Funds.

[¶¶ 28 THROUGH 30 ARE INTENTIONALLY LEFT BLANK]

31. Additional defendants are as follows:

(a) Aurum Securities Corp. ("Aurum"), a California corporation, is a registered investment advisor and Broker-Dealer, with offices at 120 Montgomery Street, San Francisco, California. Aurum was an active participant in the unlawful scheme alleged herein.

(b) Aurum Capital Management Corp. ("Aurum Capital"), a California corporation, is a registered investment advisory firm headquartered at 84 West Santa Clara Street, Suite 690, San Jose, California. Aurum Capital is an affiliate of Aurum. Aurum Capital was an active participant in the unlawful scheme alleged herein.

(c) Banc of America Securities, LLC ("BAS"), a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by BOA. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

(d) Canary Capital Partners, LLC ("Canary"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of Canary and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

(e) Daniel Calugar ("Calugar") is an individual who was engaged in market-timing the Funds at relevant times. Calugar is the owner and President of Security Brokerage Inc. The Securities and Exchange Commission ("SEC") charged Calugar and Security Brokerage in December 2003 with securities fraud involving late trading and market timing in mutual funds in exchange for "sticky asset"[5] investments in the hedge funds of mutual fund companies.

(f) Edward J. Stern ("Stern") is a resident of New York County, New York and at all relevant times was the Managing Principal of Canary, CCP Ltd. and CIM. Noah Lerner ("Lerner") was at all relevant times an employee of Canary. Andrew Goodwin ("Goodwin") was at all relevant times up to 2001 an employee of Canary.

(g) Canary, CCP Ltd., CIM, and Stern are collectively referred to herein sometimes as "Canary." In September 2003, Canary reached a settlement of charges filed against it by the Attorney General of the State of New York.

(h) Pritchard Capital Partners LLC ("Pritchard"), a Louisiana limited liability company, is a registered investment advisor and Broker-Dealer headquartered at 2001 Lakeshore Drive, Mandeville, Louisiana. Pritchard was an active participant in the unlawful scheme alleged herein.

(i) Sal Giacalone ("Giacalone") is an individual who was engaged in market-timing the Funds at relevant times. According to an article published on CNNMoney.com on March 2, 2004 Giacalone is a financial consultant at Smith Barney's Waltham, Massachusetts branch.

(j) Ilytat, L.P. ("Ilytat") is a San Francisco hedge fund that was engaged in market-timing the Funds at relevant times. Ilytat L.P. is located at 230 California Street, Suite 700, San Francisco, California, 94111.

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[5] Portfolio managers and advisers like WAM and Columbia Advisor make their profit from fees charged to the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the advisers and managers stand to make. This fee assessment also applies to hedge funds. Knowing this, timers frequently offer the fund advisor static, non-trading assets in exchange for the right to time. These static assets are called "sticky assets."

(k) D.R. Loeser ("Loeser") a registered investment advisor, was engaged in the business of market-timing the Funds at relevant times.

(l) Ritchie Capital Management, Inc. ("RCM") is a hedge fund manager that was engaged in market-timing of the Funds at relevant times. Ritchie Capital Management, Inc. is located at 2100 Enterprise Ave, Geneva, Illinois 60134.

(m) Signalert Corporation ("Signalert"), a registered investment advisor, was engaged in market-timing the Funds at relevant times. Signalert Corporation is located at 150 Great Neck Road, Suite 301, Great Neck, New York 11021.

(n) Tandem Financial Services, Inc. ("Tandem"), an investment advisor, was engaged in market-timing the Funds at relevant times. Tandem Financial Services, Inc. is located at 6600 Decarie Blvd., Suite 200, Montreal, Quebec H3X 2K4.

(o) Alan Waldbaum ("Waldbaum") is an individual who was engaged in market-timing the Funds at relevant times.

(p) The defendants described in subparagraphs (a) through (m) above are sometimes referred to as the "Timer Defendants."

32. Nominal defendants are as follows:

(a) Columbia Acorn Trust is a Massachusetts Business Trust organized in 1992 as successor to The Acorn Fund, Inc., which became the Columbia Acorn Fund series of the Trust. Six mutual funds currently comprise the Columbia Acorn Trust: Columbia Acorn Fund, Columbia Acorn International, Columbia Acorn USA, Columbia Acorn Select, Columbia Acorn International Select, and the Columbia Thermostat Fund. Each Fund is a series of the Trust, and each Fund is an open-end, management investment company.

(b) The Columbia Funds Trust I, II, III, IV, V, VI, VII, VIII, IX and XI are collectively referred to herein as the Columbia Funds Trust. Each of the Columbia Funds Trusts is a Massachusetts Business Trust. Each Columbia mutual fund is a series issued by one of the Funds Trusts except the Incorporated Columbia Stock Funds. Each Funds Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

(c) The funds comprising the Incorporated Columbia Stock Funds are each individually incorporated under the laws of the State of Oregon as open-end investment companies registered under the Investment Company Act of 1940 and are not a series of any Columbia Funds Trust. The Incorporated Columbia Stock Funds include the Columbia Common Stock Fund, Columbia Growth Fund, Columbia International Stock Fund, Columbia Mid Cap Growth Fund, Columbia Small Cap Growth Fund, Columbia Real Estate Equity Fund, Columbia Technology Fund, Columbia Strategic Investor Fund, Columbia Balanced Fund, Columbia Short Term Bond Fund, Columbia Fixed Income Securities Fund, Columbia National Municipal Bond Fund, Columbia Oregon Municipal Bond Fund, Columbia High Yield Fund, Columbia Daily Income Company.

(d) Columbia Small Company Equity Fund is a mutual fund that seeks capital appreciation. The fund ordinarily invests at least 80% of assets in equity securities of companies with capitalizations of $1.5 billion or less. The Columbia Small Company Equity Fund is a series of the Columbia Funds Trust XI.

(e) Columbia Small Cap Value Fund is a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity securities issued by companies with market capitalizations under $1.5 billion. In addition to common stocks, the fund may invest in convertible securities rated at least BB, preferred stocks, and investment-grade corporate debt securities. The Columbia Small Cap Value Fund is a series of the Columbia Funds Trust VI.

(f) Columbia Growth Fund seeks capital appreciation. The fund invests primarily in common stocks. When selecting investments, management considers sales trends, earnings, profit margins, the potential for new-product development, the company's competitive position within its industry, the ability of management, and investment in research and facilities. Columbia Growth Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company

(g) Columbia Acorn Fund is a mutual fund that invests primarily in common stocks of small and medium-sized companies. Up to 33% of the fund's assets may be invested in foreign markets. Columbia Acorn Fund is organized as a series of shares of the Nominal Defendant Columbia Acorn Trust.

(h) Columbia Disciplined Value Fund is a mutual fund that seeks long-term capital appreciation and considers income as secondary. The fund normally invests at least 80% of assets in common stocks, preferred stocks, and convertibles. The advisor seeks securities it judges to be undervalued based on cash flow, return on equity, return on assets, fixed-charge coverage, and ratio of market capitalization to revenues. The Columbia Disciplined Value Fund is a series of the Columbia Funds Trust XI.

(i) Columbia International Equity Fund is a mutual fund that seeks long-term capital appreciation. The fund typically invests at least 80% of assets in equity securities, primarily the equity securities of foreign issuers, and maintains investments in at least three foreign countries. The Columbia International Equity Fund is a series of the Columbia Funds Trust XI.

(j) Columbia Large Cap Growth Fund is a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in a broadly diversified portfolio of equity securities. The fund invests mainly in the securities of U.S. issuers, but may invest up to 20% of assets in foreign securities. The Columbia Large Cap Growth Fund is a series of the Columbia Funds Trust XI.

(a) Columbia Mid Cap Growth Fund is a mutual fund that seeks capital appreciation. The fund invests at least 80% of assets in stocks of companies with a market capitalization, at the time of purchase, equal to or less than the largest stock in the Russell Midcap Index. The fund may also invest, to a limited extent, in foreign securities, including American Depository Receipts. Columbia Mid Cap Growth Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

(b) Columbia Mid Cap Value Fund is a mutual fund that seeks long-term capital growth and invests primarily in middle capitalization stocks. These are stocks of mid-size companies that have market capitalizations similar in size to those in the Russell Mid Cap Value Index. The Columbia Mid Cap Value Fund is a series of the Columbia Funds Trust III.

(c) Columbia Real Estate Equity Fund is a mutual fund that seeks capital appreciation and current income. The fund normally invests at least 80% of assets in equity securities issued by companies engaged in the real estate industry. It may invest the balance of assets in equity securities of other types of companies and in investment-grade debt securities. Columbia Real Estate Equity Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

(d) Columbia High-Yield Fund is a mutual fund that seeks current income with capital appreciation as a secondary objective. The fund generally invests at least 80% of assets in fixed-income securities rated BB or lower. Columbia High-Yield Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

(e) Columbia Quality Plus Bond Fund is a mutual fund that seeks current income consistent with prudent risk of capital and normally invests at least 50% of assets in high quality securities that have one of the top two ratings assigned by S&P or Moody's or unrated securities determined by management to be of comparable quality. The Columbia Quality Plus Bond Fund is a series of the Columbia Funds Trust III.

(f) The Columbia Funds are mutual funds managed by subsidiaries of BOA and are listed on Exhibit A hereto. They are each a series of the Columbia Fund Trusts, Columbia Acorn Trust or individually incorporated under the laws of the State of Oregon as open-end investment companies registered under the Investment Company Act of 1940. As of December 31, 2003, there were 132 Funds.

IV. STATEMENT OF FACTS

A. General Factual Allegations

(1) Introduction

33. Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment advisers whose services otherwise would not be available at affordable prices.

34. Investors contribute cash, buying shares in the mutual fund, the number of which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant to prospectuses that must comply with the Securities Act of 1933 and the Investment Company Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35. Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36. Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the funds and as a practical matter is responsible for the initial creation of the funds and the creation of new funds in the series.

37. Whether corporation or trust, typically all of the trustees are the same individuals and have the same responsibilities, the only difference between trustees being the form of entity they serve. Trustees have ultimate responsibility for the funds.

38. Each of the funds is created and sponsored by the adviser and is managed under the supervision of 10 or 12 trustees depending on whether the fund at issue was supervised by the Acorn Trustee or the Columbia Funds Trustees. The same trustees have supervised all the funds at all times relevant hereto, and their meetings for all the Funds occur at or about the same time. Each of the funds has the same adviser, who in turn appoints the same trustees, the same distributor, the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single *de*

facto entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire Columbia family of funds, as well as on behalf of the particular Funds in which they invested.

39. The trust or corporation contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the trustees retain ultimate responsibility for the fund. The adviser or the trust will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory servicing (adviser, sub-adviser), selling or underwriting (distributors), shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a percentage of the adviser's fee, a percentage of the assets under management, or a transaction fee from the Net Asset Value of the fund.

40. Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

(2) <u>NAV Pricing</u>

41. Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular fund's portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice is known as "forward pricing" and has been required by law since 1968.

42. Because NAV is set just once at 4:00 p.m. every day under the forward pricing rule, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not always reflect the true value of the stocks or bonds, especially thinly-traded securities or securities with high price volatility, but instead reflect low trading volume, especially in mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43. Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

(3) Market Timing Transactions

44. Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated to the financial markets – the duration of the round trip will be slightly longer.

45. Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46. Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest, by purchasing mutual fund shares before increases in the underlying securities affect the fund's NAV and by redeeming fund shares after the NAV has risen.

47. Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the fund's NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48. By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, which costs are borne by the fund itself.

49. Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50. One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV

based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52. Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the

bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk.

53. Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

(4) <u>Late Trading</u>

54. Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares ***after*** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55. Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[6] The manipulative device virtually eliminates investment risk.

56. The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain invested – to give the late

[6] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

57. Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary– in effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as 6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58. Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual fund's transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59. Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. Eastern time, SEC rules permit those intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often intermediaries

process orders in the early evening. The entire process, ending in processing of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00 p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m. Finally, some late traders were given trading platforms, integrated hardware-software systems that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and

portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

(5) Mutual Fund "Short Selling" Strategy.

63. A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar. However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell short[7] a basket of stocks that mirrored the fund's holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timers in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

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[7] Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

(6) **Market Timing Is Easy to Detect and Has Been Well-Known Since 1997.**

64. Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media, by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the Putnam International Equities Fund No Action Letter, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were at all relevant times aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer. The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69. However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70. Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71. A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72. Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed, and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73. By 1997, market timing in mutual funds was well-known and well-documented. During October, 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV. Some investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74. On November 5, 1997 the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. *See Mutual Funds Fight the 'Market Timers,'* Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75. The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." *See* Barry P. Barbash, *Remembering the Past: Mutual Funds and the Lesson of the Wonder Years,* 1997 ICI Securities Law Procedures Conference (Dec. 4, 1997).

76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only approximately 20 percent of the international funds then available to U.S. investors. *See* Jason T. Greene & Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, Journal of Financial Economics 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. *See* Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280.

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." *See* http://www.itginc.com/research/fvm.html.

(7) Market Timing Arrangements.

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority

to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries, and the Funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family, often with prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which ***guarantees*** profits.

81. Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82. Market timers frequently offered mutual advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83. As Stephen M. Cutler, the Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Government Affairs:[8]

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[8] *Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Governmental Affairs*, 108th Cong. (Nov. 3,2003) (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003, before the *House* (continued...)

> **About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders:** 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing - *i.e.*, these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are aggressively following up on these arrangements.
>
> **Quid pro quo arrangements:** Although the information provided in this area is limited, it appears that many of the persons proposing special arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assts were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the person involved in the arrangement.

84. Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a fund's adviser or its affiliates, and who doled out market timing "capacity" to timers.

85. Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the other financial institutions as well as the market timers.

(...continued)
Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services.

86. Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87. Broker-dealers and other intermediaries who offered timing capacity received remuneration from both the mutual funds themselves and the market timers to whom they allocated capacity.

88. Distributors and other service agents who permitted timing also benefited by receiving increased fees based on the money deposited into the mutual funds for market timing purposes. Distributors often receive fees based on assets under management and may earn commissions on sales of fund shares. Such fees, known as "12b-1 Fees," are paid pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a written plan describing all material aspects of the proposed financing of distribution," which must include an express finding that the fees paid will result in a net economic benefit to the funds. 17 C.F.R. ¶ 240.12b-1.

89. Intermediaries who facilitated market timing also received "wrap fees" from market timers. Wrap fees are customarily charged to investors as a single fee for a variety of

investment services, such as commission trading costs and fees of an outside money manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety of investment services into a single fee – usually from 1 to 3 percent of assets. Broker-dealers who offered timing capacity to market timers often charged a percentage of assets that they termed a "wrap fee," even though the brokers did not generally give investment advice.

90. Typically, 12b-1 Fees are deducted from fund assets and paid to the fund's primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of those 12b-1 Fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 Fees directly from the funds themselves, which were paid in addition to the 12b-1 fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market timers frequently traded through third parties, *i.e.*, broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies *en masse*. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not

prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions.

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades; (b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

Banc of America Securities LLC

94. Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95. RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96. Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97. The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98. In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades *en masse* after the 4:00 p.m. deadline at that day's prices.

99. Initially, the box was developed for use by the Broker-Dealer Services ("BDS") group of BAS and defendant Aurum, a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very profitable, and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. BAS gave the box to defendant Aurum in around late 1999 or early 2000, to defendant Trautman in or about early 2001, and to defendant Pritchard in early 2003. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. BAS also installed the box in Canary's offices in or around the summer 2001, but did not charge any fee to Canary for orders placed through the box. Rather, the Private Client

Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Defendants Stern and Theodore Siphol III ("Siphol") of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50 basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

103. On September 16, 2003, the SEC instituted an administrative proceeding against Siphol charging him with violations of the Securities Act of 1933, the Securities Exchange Act of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of mutual funds offered by BOA and other mutual fund companies. The SEC charged Siphol[9] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

> *"Manual" Late Trading at BAS*
>
> 15. In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.
>
> 16. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for

[9] Siphol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.

Late Trading Through BAS' Electronic System

17. In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.

18. After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, Sihpol or a member of his team discarded the document.

19. From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.

20. The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.

21. Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

104. By March 2004, BOA admitted that, by allowing Canary and others to time and late trade mutual funds through its clearing platform, it caused harm not only to the Nations Funds, but to other mutual fund families as well:

> The Corporation has announced it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of ***third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation*** in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties.

BOA Form 10-K for Fiscal year 2003, filed March 1, 2004 (emphasis added).

105. On March 15, 2004, the SEC and the New York Attorney General announced a $675 million joint settlement in principle with BOA and Fleet in connection with their involvement in late trading and market timing. BOA's monetary settlement was $375 million, comprised of restitution of $250 million and penalties of $125 million (and a fee reduction of $80 million over 5 years).

106. The SEC Press Release announcing the settlement in principle states that the $375 million "will be distributed to the mutual funds and their shareholders that were harmed as a result of market timing in Nations Funds and ***other mutual funds through Bank of America***." (Emphasis added). In the same release quoted Mark Schonfeld of the SEC as saying:

> This settlement is a new benchmark in mutual fund market timing and late trading. Bank of America not only permitted timing in its own funds, ***it provided the instruments for timing and late trading of numerous other funds through its broker-dealer. This settlement will ensure compensation for all victims of the harm that resulted and prevent this misconduct from happening again***.

107. BOA's Press Release announcing the settlement states that, "subject to further discussions with the Nations Board of Trustees," approximately $25 million "would go to

Nations Funds shareholders" and the remainder to shareholders of other funds that were harmed by BAS' clearing of timing trades. Thus, ***BOA itself attributed $350 million of its $375 million monetary settlement to harm caused to other mutual fund families as a result of BAS' facilitation of late trading and market in other mutual fund families***.

108. In further recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

109. Between late 1999 through 2003, BAS, either manually or by providing the box, allowed Aurum to late trade approximately $5.6 billion in third-party mutual funds, Trautman to late trade approximately $8.6 billion in third-party mutual funds, Canary to late trade $21.2 billion in third party mutual funds, and Pritchard to late trade approximately $4.9 billion in third party mutual funds.

110. During the Relevant Time Period, BAS on behalf of various intermediary brokers, timed the following Columbia funds:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Columbia Short Term Bond	282,836	2,426,000	2,437,016
Columbia Intl Stock	64,685	641,466	651,965
Columbia Growth	14,168	478,052	485,543
Columbia Fixed-Inc Secs	313,975	4,105,410	4,111,419
Columbia Small Cap	50	1,195	1,186
Columbia Special	201,858	4,585,834	4,565,916
Columbia Common Stock	72,813	1,628,555	1,603,632
TOTAL	950,385	$13,866,511	$13,856,678

111. During the Relevant Time Period, BAS, on behalf of Stern-related entities, including Canary, timed the following Columbia fund:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Columbia High Yield Fund	2,128,511	17,906,460	18,114,011
TOTAL	2,128,511	$17,906,460	$18,114,011

Canary

112. In or about summer 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations funds, financing for late trading and timing trades in Nations funds and other mutual funds, and unlimited capacity to late trade and time hundreds of other mutual funds, defendant BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Siphol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

113. Canary executed a total of more than $18 million in trading and timing trades in the Funds through its own BAS box and a BAS box provided to Trautman.

Aurum

114. During the Relevant Time Period Defendant Aurum, on behalf of its clients, timed the following Columbia funds through BAS:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Columbia Growth	14,168	478,052	485,543
Columbia Fixed Inc Secs	301,653	3,938,813	3,944,290
Columbia Small Capt	50	1,195	1,186
Columbia Special	201,858	4,585,834	4,565,916
Columbia Common Stock	72,813	1,628,555	1,603,632
TOTAL	590,542	$10,632,449	$10,600,568

Pritchard

115. During the Relevant Time Period, Defendant Pritchard, on behalf of its clients, timed the following Columbia funds through BAS:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Columbia Short Term Bond	282,836	2,426,000	2,437,016
Columbia Intl Stock	64,685	641,466	651,965
Columbia Fixed-Inc Secs	12,322	166,596	167,128
TOTAL	359,843	$234,063	$256,110

Agreements With Market-Timers

116. Beginning in 1998 and continuing through 2003, Columbia Distributor entered into at least nine arrangements with investment advisors, hedge funds, brokers and individuals allowing them to market-time various Funds in exchange for "sticky asset" investments in other investment vehicles of Columbia affiliates.

Ilytat, L.P.

117. Between April 2000 and October 2002, Defendant Ilytat made nearly 350 round trip trades in seven International Columbia Funds. A significant number of these trades were made pursuant to an agreement Ilytat made with Columbia Distributor, with the approval of Columbia Advisors and the portfolio manager of the Columbia Newport Tiger Fund (the "Newport Tiger Fund"), to market time the Newport Tiger Fund.

118. Under the agreement, Ilytat agreed to place $20 million in the Newport Tiger Fund, with two-thirds of that amount remaining static and one third to be actively traded in and out.

119. In 2000, Ilytat made $133 million in purchases or exchanges and redeemed $104 million in the Newport Tiger Fund. During the first 5 months of 2001, Ilytat's purchases in the Newport Tiger Fund accounted for $72 million of the total purchases of $204 million in that fund. By June 2000, Ilytat was making weekly round trips of $7 million.

120. Ilytat made 73 round trips in the Columbia Acorn International Fund between September 1998 and October 2003. At the peak of its market timing in the Acorn International Funds, Ilytat made at least 40 round trips in the fund.

Ritchie Capital Management, Inc.

121. Between January 2000 and September 2002 Defendant Ritchie made over 250 round trips in the Newport Tiger Fund.

122. In 2001, Columbia Distributor negotiated with Ritchie to allow 12 round trips in the Newport Tiger Fund. At the end of 2001, Defendant John Doe 1, the Senior Vice President of Columbia Distributor, met with and sought from Ritchie's principals a "sticky asset" investment in a fixed income fund in exchange for continued timing of the Newport Tiger Fund. At the time, Ritchie's $52 million investment in the Newport Tiger Fund constituted nearly 10% of that fund's $525 million in assets.

123. In 2002, Columbia Distributor, with the assistance and consent of the Portfolio Manager for the Columbia Growth Stock Fund, agreed to permit Ritchie to market-time 10% of a $200 million investment in that fund with no limit on the number of round trips. Ritchie made at least five round trips within two months in amounts up to $7 million.

124. In 2003, Ritchie made another agreement, with Columbia Distributor, and the Portfolio Manager of the Growth Stock Fund, in which he would place $20 million in the Growth Stock Fund, make unlimited round trips with up to $2 million, and place another $10 million in the Columbia Short Term Bond Fund as a sticky asset.

125. Between June 2002 and September 2003, Ritchie made approximately 18 round trips in the Growth Stock Fund.

Edward J. Stern

126. During late 2002 and early 2003, Defendant Stern negotiated with Columbia Distributor through two intermediaries, Brean Murray and BAS, to market time the Columbia Growth & Income Fund, Columbia Select value Fund, and the Growth Stock Fund. In early 2003, Epic Advisors, on behalf of Stern's firm, CIM, entered an agreement with Columbia Distributor, permitting Stern to make up to 3 round trips per month using his entire investment of $37 million in those three funds.

127. During the same time period, Stern also placed $5 million in the Columbia High Yield Fund with permission to make one round trip per month from Columbia Distributor and with the approval of the Portfolio Manager for that fund. Between November 2002 and July 2003 Stern made seven round trips in that fund averaging $2.5 million each time.

Daniel Calugar

128. Beginning about April 1999, Defendant Calugar reached an agreement with Columbia Distributor allowing him to make one round trip per month using up to $50 million in either the Growth Stock Fund or the Columbia Young Investor Fund, which was a fund targeting children with a goal toward educating young investors.

129. In fact, Calugar averaged more than one round trip per day in the Funds. Calugar made over 200 round trips in the Young Investor Fund in 2000 trading up to $2.3 million at a time. He also made at least 13 round trips in the Stein Roe International Fund.

130. Calugar made nearly 70 round trips in the Growth Stock Fund of up to $4 million at a time between January 2000 and February 2001. He also made approximately 20 round trips in the Newport International Equity Fund during 2000 in amounts up to $6.6 million.

Sal Giacalone

131. Defendant Giacalone entered an agreement with Columbia Distributor, to place $5 million in sticky assets in the Columbia Acorn Funds in exchange for the right to make up to four round trips per month up to $15 million each in the Newport Tiger Fund.

132. Giacalone made 43 round trips in the Newport Tiger Fund between November 2000 and April 2001.

D.R. Loeser

133. Defendant Loeser entered an agreement with Columbia Distributor, allowing Loeser to make five $8 million round trips per month in the Growth Stock Fund.

134. Between January and May 2000 Loeser made approximately 20 round trips in the Growth Stock Fund and 20 round trips in the Young Investor Fund.

Signalert Corporation

135. Defendant Signalert entered into an agreement with Columbia Distributor in 1999 that allowed Signalert to invest up to $7.5 million each in the Growth Stock Fund and the Young Investor Fund. In exchange, Signalert was to place $5 million in each of six other Columbia funds trading only once a quarter. These arrangements were approved by the portfolio manager for the two funds.

136. In late 1999, senior management of Columbia Distributor pushed to increase the size of Signalert's investments. Signalert agreed to place additional sticky assets in a money market fund in exchange for permission to make 12 round trips per year year in the Growth Stock Fund and Young Investor Fund. The Growth Stock Fund Portfolio Manager and the Young Investor Portfolio Manager both approved the agreement.

137. Between 2000 and 2001, Signalert made more than 50 round trips in the Growth Stock Fund and more than 50 round trips in the Young Investor Fund. Between February and August 2001, Signalert made 20 rounds trips in the Young Investor Fund. Between February and December 2001 Signalert made 20 round trips in the Growth Stock Fund.

138. Signalert also market-timed the Acorn Fund, Galaxy Equity Value Fund, Galaxy Growth & Income Fund, and Stein-Roe Income Fund, making at least 15 round trips in the Acorn Fund between March 2001 and February 2003, 8 round trips in the Stein Roe Income

Fund in November 2001, 23 round trips in the Galaxy Equity Fund, and 25 round trips in the Galaxy Growth & Income Fund between February 2001 and January 2002.

Alan Waldbaum

139. Defendant Waldbaum entered into an agreement with Columbia Distributor under which he was permitted to make 10 round trips per year in the Columbia Tax Exempt Fund, a municipal bond fund, if he moved less than $5 million at a time and always kept at least $2 million in the fund. The Portfolio Manager for the fund approved the agreement.

140. Waldbaum made 10 round trips between November 2002 and October 2003.

Tandem Financial Services, Inc.

141. Defendant Tandem entered an agreement with Columbia Distributor permitting Tandem to make an unlimited number of trades in one or more of the Funds. Tandem made over 100 round trips in the Columbia Tax Exempt Fund between February 2000 and September 2003.

[¶¶ 142 THROUGH 250 ARE INTENTIONALLY LEFT BLANK]

(8) Impact of Market Timing

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing generally can be grouped into three categories: (a) Dead Weight, (b) Dilution, and (c) Concentration.

253. Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the Funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254. Dead Weight includes, but is not limited to, the following:

(a) increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

(b) statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

(c) higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

(d) lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

(e) inefficient trading in the Funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (*e.g.*, buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

(f) transaction costs for transactions in the Funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

(g) interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

(h) increased expenses for fixed costs (including trustee or director expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255. Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to invest, the net return on all fund assets (including the transient cash deposited by market timers) is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256. Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis, the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent

must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by increased expense ratios resulting from market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal. Fixed costs, such as director's fees, are shared among funds and are accrued daily. When large numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the fund's assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot invest the timer's cash before the price of those securities rises. The timer therefore pays less than the true value of the fund share. When the underlying securities increase in price (as anticipated), the fund's NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the fund's NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the fund's shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the downturn in the

market is the reversal of the exploitation of the upturn in the market in dilution. The fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

B. Fund Family Specific Facts

(1) Prospectus Disclosures

264. The Funds, like most mutual funds, have internal policies concerning market timing.

265. For example, the prospectuses filed February 26, 1999 for each of the funds within the Columbia Acorn Trust state, in relevant part:

> THE ACORN FUNDS DO NOT PERMIT MARKET-TIMING and have adopted policies to discourage this practice.
>
> Generally, you will be permitted to make up to 4 round trip exchanges per year (a round trip is an exchange out of one fund into another fund, and then back again).
>
> YOU MAY ONLY EXCHANGE BETWEEN ACCOUNTS THAT ARE REGISTERED IN THE SAME NAME, ADDRESS, AND TAXPAYER IDENTIFICATION NUMBER.
>
> Acorn may temporarily or permanently terminate the exchange plan privilege of any investor who makes excessive use of the plan. **Excessive trading can hurt fund performance and shareholders.**
>
> **Acorn may refuse exchange purchases by any person or group, if Acorn believes the purchase will be harmful to existing shareholders.**

(emphasis in bold added).

266. Later prospectuses for the each of the funds within the Columbia Acorn Trust (Funds) filed with the SEC on April 30, 2003 state:

> **The Fund does not permit short-term or excessive trading in its shares**. Excessive purchases, redemptions or exchanges of Fund shares disrupt portfolio management and increase Fund expenses. In order to promote the best interests of shareholders, **the Fund (and any other funds distributed by Liberty Funds Distributor, Inc.) reserves the right to reject any purchase order or exchange request, particularly from market timers or investors who, in the adviser's opinion, have a pattern of short-term or excessive trading or whose trading has been or may be disruptive.**

(emphasis added).

267. The prospectuses for the Columbia Acorn International and Columbia Acorn Foreign Forty Funds, both series of shares within the Columbia Acorn Trust state:

> **In addition, if you redeem or exchange shares of the Fund that you have owned 60 days or less, the Fund will charge you a redemption fee of 2% of the redemption proceeds.** The Fund will use the "first-in" "first-out" method to determine when shares were purchased. Shares purchased prior to February 10, 2003 will not be subject to the redemption fee. **The redemption fee will be deducted from your redemption proceeds and retained by the Fund to help cover transaction and tax costs that long-term investors may bear when the Fund realizes capital gains as a result of selling securities to meet investor redemptions.** The redemption fee is not imposed on redemptions or shares purchased through reinvestment of dividends and distributions, or exchanges of shares for Class Z shares of a fund distributed by Liberty Funds Distributor, Inc. that has a redemption fee. The Fund may waive the 2% redemption fee for 401(k) plans that are in the process of liquidating their Fund investments.

(emphasis added).

268. Contrary to these stated policies, the Columbia Defendants, the Adviser Defendants, the Distributor Defendants and the Trustee Defendants knowingly permitted and actively facilitated the Timer Defendants' market timing to the detriment of the Funds and their shareholders.

269. The Timer Defendants perpetrated this manipulative scheme on the Funds, from at least 1998 to 2003, directly or with the complicity of the Columbia Defendants. The schemes

violated the said Defendants' fiduciary duties to the Funds and their shareholders, and resulted in illicit gains to the defendants in the form of substantial fees and other income for themselves and their affiliates.

270. The actions and failures to act of the Trustee Defendants alleged herein constitute willful misfeasance, bad faith, or gross negligence in the performance of their duties to the Trusts and were in reckless disregard of their obligations and duties to the Trusts.

271. The actions and failures to act of the Adviser Defendants alleged herein constitute willful misfeasance, bad faith, or gross negligence in the performance of their obligations under the Advisory Agreements or Portfolio Management Agreements and were in reckless disregard of their investment advisory obligations and duties thereunder.

272. The actions and failures to act of the Distributor Defendants alleged herein constitute willful misfeasance, bad faith, or gross negligence in the performance of its obligations under the Distribution Contracts and were in reckless disregard of the Distributor Defendants' obligations and duties thereunder.

Columbia Advisory Agreements

273. The Columbia Funds have a common form Investment Management Agreement or Advisory Agreement ("Advisory Agreement") with WAM and Columbia Advisers ("Adviser Defendants") by which WAM and Columbia Advisers each served as adviser to the Columbia Acorn Funds and the Columbia Acorn Funds and the Columbia Non Acorn Funds respectively. The Advisory Agreements had substantially similar terms. Each of these Advisory Agreements is for an initial term of 18 months and is renewable annually through a majority vote of the "disinterested" members of the Board of Directors.

274. Each of the form Advisory Agreements requires the Adviser to fulfill its advisory functions in full compliance with state and federal law, corporate governance documents, and Fund policies and procedures with all reasonable effort and diligence. By way of example, the form WAM Advisory Agreement for Columbia Acorn funds provides:

> Services of WAM.
>
> Investment Management. Subject to the overall supervision and control of Acorn's board of trustee (the "Board"), WAM shall have supervisory responsibility for the general management and investment of the Funds' assets. WAM shall comply with the 1940 Act and with all applicable rules and regulations of the Securities and Exchange Commission, the provisions of the Internal Revenue Code applicable to the Funds as regulated investment companies, the investment policies and restrictions, portfolio transaction policies and the other statement concerning the Funds in Acorn's agreement and declaration of trust, bylaws, and registration statements under the 1940 Act and the Securities Act of 1933 (the "1933 Act"), and policy decisions and procedures adopted by the Board from time to time.

The Adviser Defendants breached their contractual obligations to the Funds and are, therefore, in breach of the Advisory Agreements.

275. Each of the form Advisory Agreements also requires the Adviser to act in accordance with the stated policies in the Prospectuses. By way of example, the form WAM Advisory Agreement for Columbia Acorn funds provides:

> WAM shall comply with [. . .] the investment policies and restrictions, portfolio transaction policies and the other statements concerning the Funds.

The prospectuses defined and limited excessive exchanges. The Adviser Defendants breached their contractual obligations set forth in the Advisory Agreement because they permitted timers to make of exchanges that exceeded the limits set forth in the prospectus.

276. The Adviser Defendants perpetrated a manipulative scheme on the funds in violation of their fiduciary duties. In addition, the Adviser Defendants failed to materially

comply with the applicable rules and regulations of the SEC. Further, the conduct of the Adviser Defendants was in violation of § 36(b) of the investment company act relating to breaches of fiduciary duty regard to compensation for services.

277. The Adviser Defendants breached their duty of good faith and fair dealing inherent in the Advisory Agreements.

Columbia Distribution Agreements

278. The Columbia Funds also have a common from Distribution Agreement with the Distributor Defendants. The Distribution Agreements have substantially similar terms. Each of these Distribution Agreements is for an initial term of two year and is renewable annually through a majority vote of a majority of the "disinterested" members of the Board of Directors.

279. The Distributor Defendants contracted to market and sell shares in the Columbia Funds and to do so in accordance with the requirements of Rule 12b-1 of the ICA. By way of example, the form Columbia Distributor Distribution Agreement for the Funds provides:

> Compensation to LFDI.
>
> In connection with the distribution of shares of the Funds, LFDI will be entitled to receive (i) payments pursuant to any Distribution Plan and related agreement from time to time in effect between any Fund and LFDI or any particular class of shares of a Fund ("12b-1 Plan"), (ii) any CDSC applicable to the redemption of a Fund's Shares, determined in the manner set forth in the then current prospectus and Statement of Additional Information of that Fund, and (iii) any applicable front-end sales charges applicable to the sale of a Fund's Loan Shares, less any applicable dealer discount.

Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the fund company and its shareholders. The Distributor Defendant breached its contractual obligations set forth in the Distribution Agreement when it permitted the Funds to be timed, which harmed the Funds.

Defendants' Ongoing Awareness and Acknowledgement of Damage to Columbia Funds

280. During the period 1998 to 2003, portfolio managers for Columbia Funds, certain Columbia Distributor executives and the senior executives responsible for Columbia Advisors knew and intentionally disregarded the fact that timing trades were causing both potential and actual harm to the Columbia Funds.

(a) By the beginning of 2000, Columbia Distributor's senior vice president expressed concern about the potentially harmful effect that Calugar's frequent trading was having on the applicable Columbia Funds.

(b) In the spring of 2000, shortly after Calugar's trading in the Stein Roe International Fund peaked, that fund's liaison with Columbia Distributor sent an email to the heads of Columbia Advisors, Columbia Distributor, and the transfer agent for the Columbia Funds (Columbia Funds Services, Inc.), attaching a chart that he characterized as showing that "for the last 6 weeks. . . $142,018,026 has gone into the Fund and $134,935,372 has gone out. . . These figures exceed the total size of the Fund! . . . My goal here is to increase awareness of the magnitude of this problem and to get everyone involved working on a solution on a timely basis."

(c) In an August 2000 email discussing Ilytat, the portfolio manager for the Newport Tiger Fund complained to the head of Columbia Advisors and the President of Columbia Distributor, writing that the "active trading [of timers] has increased and it has become unbearable. There will be long term damage to the fund. . . . Let's understand that they really are not investors. They take advantage of the fund's delayed pricing mechanism which almost guarantees a risk free return. . . . I hope wholesalers understand that by [a short term trader's] investment they do damage to the fund's performance, tax status, and other shareholders (their clients)."

(d) In another email to the head of Columbia Advisors and the President of Columbia Distributor, dated March 2001, the Newport Tiger Fund portfolio manager stated that "Newport. . . and the fund's long-term shareholders are all negatively impacted by flippers [timers]." Advising that action be taken against timers, he spoke directly with the heads of impact on his funds that frequent movements of large amounts of cash in and out of each fund could have, making it difficult to manage the funds. The portfolio manager also expressed his short-term trading concerns to the CEO of Columbia Management Group (the common parent of the above-mentioned entities).

(e) In December 2001, Acorn International Fund's portfolio manager complained that "timer money has created large swings in cash balances that are unprecedented . . . very disruptive . . . I believe timers hurt long term shareholders." Less than a week later she complained that "[t]oday . . . one percent of the [fund's total] cash went out the door, making a mockery of the notion of managing cash levels. . . . We should talk about what to do."

(f) In July 2002, the President of Columbia Services wrote to the President of Columbia Distributor informing him that the Tiger Variable Fund was "still being plagued by market timers," and specifically that "[t]he timers are impacting [the portfolio manager's] ability to manage this fund, and likewise, impacting shareholders."

(g) In September 2002, Columbia Services reported to Columbia Distributor's Manager Director that "timers continue to disrupt fund performance and management as well as exaggerate sales figures."

(h) In November 2002, a Columbia portfolio manager quantified the impact of fund timing, writing "the impact of market timers can be understood by looking at the mutual funds vs. a representative account run by the same manager with an identical mandate. [T]he [T]iger [F]und is a good example since [I] run both of these accounts. The estimate of 400 bps of impact would be a fair approximation. You can see the smaller funds of [J]apan and [E]urope have been hurt much worse. . . ." The smaller funds referenced in that message had their annual returns reduced by nine percent and five percent, respectively.

(i) Despite the foregoing repeated concerns raised about the ongoing harm caused to the Columbia Funds by short-term or excessive trading, Columbia Advisors and Columbia Distributor allowed systematic timing to continue through September 2003.

281. On January 15, 2004, FleetBoston, formerly the ultimate parent of Fleet National Bank, the direct parent of Defendant CMG, issued a press release reporting that defendant CMG and Columbia Distributor, Inc. had received "Wells" notices from the Securities and Exchange Commission ("SEC") indicating that the SEC intended to commence an enforcement action relating to improper market timing in Funds. The press release stated, in relevant part:

> In a separate development, FleetBoston said that earlier this month two of its subsidiaries **Columbia Management Advisors, Inc., and Columbia Funds Distributor, Inc., received "Wells" notices stating that the SEC Regional Office staff in Boston had made a preliminary determination to recommend that enforcement action be brought against them, alleging that certain fund prospectuses did not accurately disclose, in violation of fiduciary duties, certain trading activity in fund shares. We believe that the allegations relate to a limited number of trading arrangements occurring in the period 1998-2003.** The majority of trades made pursuant to these arrangements were made by three entities and occurred in one international and two domestic funds. None of these arrangements is in existence today. The subsidiaries intend to engage in discussions with the SEC in an effort to reach a satisfactory resolution of these matters.

(emphasis added).

282. On February 24, 2004, the SEC brought an enforcement action against Columbia Distributor and Columbia Advisors alleging the market-timing conduct described herein. That same day, the New York Attorney General initiated a similar action alleging similar conduct. Each of the regulators generally alleged that Columbia Advisors and Columbia Distributor allowed certain preferred mutual fund customers to engage in short-term and excessive trading, while at the same time representing publicly that it prohibited such trading.

283. On March 15, 2004, the SEC announced that Columbia Advisors and Columbia Distributor had agreed to settle the civil fraud charges filed in connection to the market timing scheme alleged herein. As part of the settlement, the settling defendants agreed to disgorge $70 million in profit, pay $70 million in civil penalties, reduce management fees by $80 million over a period of five years, and implement unspecified changes in fund governance.

Columbia Distributor Actively Obstructed Efforts To Prevent Timing

284. Columbia Distributor's executives and employees prevented others from interfering with the Timer Defendants' market timing activities:

(a) In 2000, a Columbia Distributor sales executive halted efforts to stop a Prudential broker from making nearly daily round trips in the Newport Tiger Fund. Columbia Distributor's interference allowed a substantial number of additional trades to be done before the broker accounts were later shut down.

(b) In March 2001, John Doe 1, Columbia Distributor's Senior Vice President, caused a Columbia Services manager responsible for market timing to telephone a portfolio assistant for the Acorn International Fund and tell he re that it was "inappropriate" for her to take any direct action to stop Llytat for market timing. Columbia Services then put Llytat on a list of "Authorized Accounts for Frequent Trading" against which no action was to be taken.

(c) In December 2001, Defendant John Doe 1 also intervened when the Portfolio Manager for the Acorn International Fund complained about and tried to stop Llytat's market timing was allowed to continue timed trading.

(d) In 2002, Defendant John Doe 4, Columbia Distributor's Managing Director for National Accounts, intervened to reverse a stop placed Llytat's trading by Columbia Services.

(e) In January 2003, a Columbia sales manager insisted that no restrictions be placed on trading by Waldbaum because of the trading arrangement with him.

(f) In 2003, a Columbia Distributor's sales manager intervened when Columbia Services tried to stop Tandem from market-timing the Tax Exempt Fund. She wrote to the Columbia Services market surveillance manager: "They [Tandem Financial] are an advisor that we have a very close relationship with. We definitely do not want to restrict them." As a result of this intervention, Tandem was allowed to continue timing through October 2003.

(g) In March 2003, a Columbia Distributor executive intervened to allow Signalert to continue trading in Columbia High Yield Fund, despite a previous bar for excessive trading.

(2) Columbia Distributor, WAM, And Columbia Adviser Directly Benefited From Market-Timing

285. Because WAM and Columbia Advisor receive advisory fees based on total assets under management in the Columbia Acorn Funds and the Non-Acorn Columbia Funds, respectively, it served their interests to obtain the largest possible investment in all the funds they manage. Therefore, both WAM and Columbia Advisor benefited directly from the market-timing agreements with the Timer Defendants.

286. Columbia Distributor received revenue and its executives were compensated based on the total amount of assets they caused to be invested in the funds. As a result, Columbia Distributors directly benefited from placing timer money in the funds.

287. CMG, by virtue of its position as controlling parent of the Adviser Defendants, Columbia Distributor, and Columbia Services, is responsible for and has power to supervise those entities.

288. BOA by virtue of its position as controlling parent of CMG is responsible for and has power to supervise CMG, the Adviser Defendants, Columbia Distributor, and Columbia Services.

289. BOA, by virtue of its position as the ultimate parent of the Columbia Defendants, has ultimate responsibility and power to supervise the Columbia Defendants.

290. The Funds were further scandalized by personal timing by Columbia officers when Columbia announced that the Manager of the Columbia Small Company Equity Fund, William Garrison, had made frequent market-timing trades in his 401(k) plan using shares of his Small Company Fund and other funds, and that as a result he had been fired in November 2003.

291. The events described in this Complaint have had and will have a series of deleterious effects on the Funds, including but not limited to:

(h) The Funds incurred extensive and unnecessary transactional costs due to the market-timing transactions executed as part of the scheme alleged herein;

(i) The Funds' net returns were reduced as a result of the excessive reserve funds set aside to fund redemptions by investors who were permitted to time the funds;

(j) The Funds' net returns were reduced as a result of the difficulties associated with the management of a market timed fund caused by significant short term inflows and outflows that are associated with market timing activity. Market timing significantly interferes with the ability of advisors to manage a fund the way it should be managed and the way shareholders have a right to expect it to be managed;

(k) The Funds' advisory fees reflected additional compensation to advisors and portfolio managers who were compensated for the additional risks and complications inherent in advising and managing market timed mutual funds;

(l) The Funds' returns may have been reduced by the Columbia Defendants' disclosing to the Timer Defendants the trading activity and portfolio position of the timed funds so that, in essence, they could either short the fund or front run the fund;

(m) Loss of confidence of the investing public in the integrity and management of the Funds, resulting in outflow from the Funds causing the Funds' NAV to decline and the market value of the Funds to decline.

(n) As a result of Defendants' misconduct, the Funds are exposed to significant regulatory scrutiny and to suit by investors for losses, at a minimum, causing the Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Funds.

[¶¶292 THROUGH 500 INTENTIONALLY LEFT BLANK]

V. DEMAND FUTILITY ALLEGATIONS

501. The allegations concerning demand futility do not apply to claims asserted by the plaintiffs under Section 36(b) of the ICA, which does not confer a direct right upon the Funds or the Trusts to bring such claims.

502. Plaintiffs have not made a demand upon the Trustees of the Funds to bring action against the Adviser, the Distributor, the officers of the Funds, or any other culpable parties because doing so is excused or would be futile for the reasons set forth below.

(a) No demand is required with respect to plaintiffs' claims under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with compensation and other payments of a material nature to the Adviser Defendants or their affiliates.

(b) The Trustees are put into office by officers of the Funds or the Adviser, and are not required to stand for election or reelection by shareholders of the Funds except on rare occasions, and thus are not accountable to the shareholders of the Funds. Rather, the Trustees effectively serve at the pleasure of the Adviser. Additionally, the Trustees serve on the boards of virtually all of the Funds of the Fund Family, and are paid for this service with substantial Trustees' fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of the Adviser when the interests of the Adviser may conflict with the interests of the Funds.

(c) The Trustees have been well aware, for a very long period of time, of the existence of the types of activity complained of in this action, and of the potential that such activity might have been taking place in the Fund, yet have failed to investigate or to do anything to recover for damages caused to the Fund by such activities. Indeed, despite the Trustees' awareness of investigations by state and federal law enforcement authorities, and of the legal actions that have been brought by such authorities, the Directors or Trustees have failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause to it by such unlawful activity.

(d) Market timing is a phenomenon that has been common knowledge in the mutual fund industry at least since the 1980s. As early as 1989, the high-profile mutual fund company Fidelity Investments began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a widely-publicized book entitled *The New Market Wizards* focused attention on market timing.

(e) Since at least as early as November 5, 1997, when an article appeared in THE WALL STREET JOURNAL entitled *"Mutual Funds Fight the 'Market Timers,'"* the unlawful practices complained of have been well-known to persons in the mutual fund industry, including the Trustees of the Funds. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual funds, and the types of measures that some mutual funds had taken and were taking in order to discourage or prevent such market timing altogether.

(f) As stated in an article printed in FORTUNE on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." *See The Secrets of Eddie Stern*, FORTUNE (April 14, 2004). The article also noted that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25 percent allowed late trading.

(g) Even though the Trustees have (or should have) had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual funds and fund shareholders, the Trustees either have failed to take action, despite their knowledge, with respect to such practices in connection with the Funds or they have failed to put in place the proper supervision and control mechanisms that would have brought the existence of such unlawful practices in the Funds to their attention.

(h) Under Section 15(c) of the ICA, 15 U.S.C. § 15(c), the Trustees have and had an express duty "to request and evaluate ... such information as may reasonably be necessary to evaluate the terms" of any investment advisory contract with respect to the Fund. In this case, the Trustees have and had a duty to obtain all information regarding all arrangements of the Adviser that related to the Adviser's management agreement, including all terms and conditions applicable to the Adviser's performance of its duties. Any terms, conditions, or arrangements whereby the Adviser facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading are and were, in fact, part of the Adviser's contract.

(i) Alternatively, any such arrangements are and were, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Trustees either failed to request all of the "reasonably necessary" information they needed to evaluate the Adviser's contract or they knew about or approved such arrangements with respect to the Fund.

(j) Indeed, given the Trustees' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the Directors or Trustees to take the obvious, prudent measure of implementing some kind of audit system or program that would enable them to discover all aspects and all components of the advisory contract with respect to the Funds. Had the Trustees done this, they would have become aware of the existence of the specific late trading and market timing arrangements in place with respect to such funds. However, the Trustees failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of their gross negligence, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

(k) The Trustees' duties required them independently to act without a demand from a shareholder under the circumstance of this action. Their duties did not and do not come into play only when "kick-started" by a shareholder demand. The Trustees' fiduciary duties apply and applied at all times to require them to act in the best interest of the Funds, to protect the Funds from harm, and to recover damages for the Funds when the Funds have been harmed.

(l) On September 3, 2003, the New York Attorney General commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No Director or Trustee could claim to be ignorant of the market timing and late trading scandal since September 3, 2003. Despite that, however, the Trustees have failed to take any action against the Adviser, the Distributor, or any persons responsible for causing harm to the Funds by market timing or late trading.

(m) The purpose of a demand requirement is to bring matters to the attention of the Directors or Trustees so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Trustees ***already are aware*** of the matters about which they should take action to recover damages for harm to the Funds caused by market timing and late trading. Since the Trustees are already aware of the matters requiring their action, and of their duty to act, any demand under these circumstances would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance.

(n) Because the Trustees have failed for a lengthy time period to take action to recover for the Fund the damages it has suffered because of market timing and late trading, doing so at this point would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for breach of their duty of care.

(o) Given the Trustees' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, there is, at minimum, a reasonable doubt as to whether they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Trustees' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that they will be subject to personal liability for inadequate oversight of the officers and employees of the Funds. This exposure to a substantial likelihood of personal liability prevents the Directors or Trustees from being able to consider a demand impartially, if one had been made.

(p) The likelihood of personal liability is even more pronounced in the case of those Trustees who served on the Audit Committee of the Funds since those members had easy access to the internal documents that revealed the market timing and late trading that harmed the Funds yet they took no steps to prevent such activity or to recover damages that the Funds suffered on account of such activity.

(q) The Advisory Agreements must be renewed 18 months after the initial agreement, and, after that, annually by a majority of independent Trustees of the Funds. By way of example, the form WAM Advisory Agreement for Columbia funds provides:

> Effective Date, Duration and Renewal.
>
> This agreement shall become effective on January 1, 1998. Unless terminated as provided in Section 11, this agreement shall continue in effect as to a Fund until June 30, 1999 and thereafter from year to year only so long as such continuance is specifically approved at least annually (a) by a majority of those trustees who are not interested persons of Acorn or of WAM, voting in person at a meeting called for the purpose of voting on such approval, and (b) by either the Board or vote of the holders of a "majority of the outstanding shares" of that Fund (which term as used throughout this agreement shall be construed in accordance with the definition of "vote of a majority of the outstanding voting securities of a company" in section 2(a)(42) of the 1940 Act).

(r) The Advisory Agreements were renewed in 2002, even as the Trustees knew that the Adviser Defendants were perpetrating market timing and late trading of the Columbia Funds

[¶¶ 503 THROUGH 600 ARE INTENTIONALLY LEFT BLANK]

COUNT I

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (Against The Adviser And Distributor Defendants)

601. Plaintiff incorporates by reference paragraphs 1 through 500 above, but not paragraphs 501 through 600 relating to demand, as if set forth herein.

602. Each of the Funds is registered investment companies within the meaning of the ICA.

603. The Adviser Defendants are each investment advisers for the Funds as that term is defined in Section 2 of the ICA.

604. The Columbia Distributor Defendants are affiliates of the Adviser Defendants for purposes of Section 36(b) of the ICA.

605. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and due care with respect to the receipt of compensation for services or payments of a material nature paid by the mutual fund to such investment adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the advisory fee agreements, but also to the manner in which advisers seek approval of such agreements.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b), the Adviser owes and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt of compensation for services or payments of any material nature paid by the Funds or its shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any advisory agreement upon full disclosure of all information material to the Trustees' decision regarding the Adviser's compensation.

607. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

608. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser from soliciting the approval of any advisory agreement from the Funds or the Trustees by use of false or misleading information, or by failing to disclose information material to the Trustees' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and

extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent trustees.

609. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Adviser Defendants and their affiliates did not make full and fair disclosure of all information that would be material to the Trustees' decision regarding fees and/or other compensation under advisory and/or other agreements, including in particular the Adviser Defendants' permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

610. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

611. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

612. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholder may bring a civil action against an investment adviser or any affiliated

person who has breached his or its fiduciary duty concerning such compensation or other payments.

613. Each of the Adviser Defendants and the Columbia Distributor Defendants, as their affiliates, breached his, her, or its fiduciary duty to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

614. By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser Defendants and the Columbia Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

615. As alleged herein, the Adviser breached its fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

616. By virtue of the foregoing, the Adviser has violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

617. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT II

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT
(Against The Trustee Defendants, Adviser Defendants, And Distributor Defendants)

618. Plaintiff incorporates by reference all paragraphs 1 through 600 above as if set forth herein.

619. Each of the Funds is a registered investment company.

620. The Adviser Defendants are investment advisers under Section 36(a) as that term is defined in Section 2 of the ICA.

621. The Columbia Distributor Defendants act as the principal underwriter for the Funds under Section 36(a) as defined in Section 2 of the ICA.

622. The Trustee Defendants are directors under Section 36(a) as that term is defined in Section 2 of the ICA.

623. Defendants BOA, CMG, and Palombo (the "Control Person Defendants"), by virtue of their ownership and position and responsibilities for managing and directing the activities of the Adviser and the Distributor, are liable for the actions of those entities.

624. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Adviser Defendants, the Columbia Distributor Defendants, and the Trustee Defendants owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the advisers to seek approval of any advisory agreement with full disclosure of information material to the board's decision regarding their compensation and the duty of the trustees to request and evaluate such information as may reasonably be necessary to evaluate advisory agreements.

625. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby

a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

626. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Columbia Distributor Defendants did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

627. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

628. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

629. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment advisory agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to Section 47(b) of the ICA, 15 U.S.C. §

46(b), any advisory agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

630. Each of the Adviser Defendants, the Columbia Distributor Defendants, and the Trustee Defendants breached his, her, or its fiduciary duty to the Funds by the other acts alleged in this Complaint including, without limitation, allowing market timing and late trading all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

631. By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants and the Columbia Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

632. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT III

VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT (Against the Adviser Defendants and Distributor Defendants)

633. Plaintiff incorporates by reference all paragraphs 1 through 600 above as if set forth herein.

634. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

635. For the reasons alleged herein, the agreements between or among the Adviser, the Distributor, and the Funds and the 12b-1 Plans were made in violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

636. Under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), the advisory agreements and the 12b-1 Plans may be voided and the Adviser Defendants and the Columbia Distributor Defendants are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

COUNT IV

VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT (Against The Adviser Defendants and the Distributor Defendants)

637. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

638. The Adviser Defendants and the Columbia Distributor Defendants are investment advisers within the meaning of the IAA.

639. The Funds are clients of the Adviser Defendants and the Columbia Distributor Defendants within the meaning of Section 206 of the IAA.

640. Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

641. The Adviser Defendants and the Columbia Distributor Defendants have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity

to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Columbia Distributor Defendants facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

642. Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment adviser agreement made or approved in violation of any provision of the IAA, including the investment adviser agreements between the Adviser Defendants or the Columbia Distributor Defendants and the Funds and the 12b-1 Plans, is null and void and may not be enforced by any party thereto.

643. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT V

CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE INVESTMENT COMPANY ACT (Against The Adviser Defendants, The Distributor Defendants And The Trustee Defendants)

644. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

645. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

646. The Control Person Defendants, directly or indirectly, caused the Adviser Defendants and the Columbia Distributor Defendants to engage in the unlawful conduct alleged herein.

647. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendants are liable for causing, directly or indirectly, the Adviser Defendants and the Columbia Distributor Defendants to engage in the unlawful conduct alleged herein.

648. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY
(Against The Adviser Defendants, The Distributor Defendants And The Trustee Defendants)

649. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

650. The Adviser Defendants, the Columbia Distributor Defendants and the Trustee Defendants (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

651. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

652. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

653. As alleged above, each of the Fiduciary Defendants also breached his, her, or its fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

654. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VII

BREACH OF CONTRACT
(Against Adviser, Sub-Adviser, and Other Defendants)

655. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

656. The Funds and the Adviser have entered into Advisory Contracts which are renewed annually.

657. The Funds have fully performed their obligations under the Advisory Agreement.

658. The Advisory Agreement required and requires the Adviser Defendants to comply with the requirements of the ICA and all rules and regulations of the SEC promulgated thereunder.

659. The Advisory Agreements also required and require the Adviser Defendants to comply with the rules and regulations of the Trusts and the Funds, as set forth in the prospectuses, the SAIs and otherwise.

660. The Advisory Agreements required and require the Adviser Defendants to comply with the rules and regulations of the Trusts and the Funds, as set forth in the Prospectuses, the SAIs, and otherwise.

661. The Funds and the Distributor Defendants have entered into Distribution Agreements which are renewed annually.

662. The Funds have fully performed their obligations under the Distribution Agreements.

663. Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the Funds.

664. The Distributor Defendants breached the Distribution Agreements by permitting market timing in the Funds, which does not benefit the Funds.

665. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which the Adviser Defendants and Distributor Defendants are liable.

COUNT VIII

BREACH OF CONTRACT
(Against Certain Additional Defendants)

666. Plaintiffs incorporate by reference paragraphs 1 through 600 above as if set forth herein.

667. Upon information and belief, throughout the relevant period, BAS and WAM and the Columbia Adviser Defendants were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

668. The Funds, for whose benefit WAM and the Columbia Advisers entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

669. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

670. Upon information and belief, under the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements, BAS and WAM and the Columbia Advisers agreed that Day 1 Trades would be priced at the Day 1 NAV and the Day 2 Trades would be priced at the Day 2 NAV.

671. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

672. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and timers, including defendants Aurum, Trautman, Canary, and Pritchard, to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule, and permitted the Funds identified in Exhibit A hereto to be late traded and timed to the detriment of the funds.

673. Accordingly, BAS has breached its Dealer Agreements with WAM and the Columbia Adviser.

674. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT IX

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (Against The Timer Defendants And Additional Defendants)

675. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

676. The Timer Defendants and the Additional Defendants knew of the existence and extent of the fiduciary duties owed by the Fiduciary Defendants to the Funds. The Timer Defendants and the Additional Defendants knew that market timing and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

677. The Additional Defendants, including BAS, allowed for the use of their instrumentalities, including the BAS box, for purposes of market timing and late trading.

678. The Timer Defendants and the Additional Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

679. The Timer Defendants and the Additional Defendants are jointly and severally liable with the Fiduciary Defendants to the Funds for damages proximately caused by their aiding and abetting as alleged herein.

680. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT X

UNJUST ENRICHMENT
(Against All Defendants)

681. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

682. All defendants described above (the "Defendants") received a benefit in the profits they earned as a result of their unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

683. Justice and equity require that the Defendants not be allowed to retain those profits.

684. Justice and equity require that Defendants' unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

COUNT XI

COMMON LAW INTERFERENCE WITH CONTRACT
(Against Timers, Brokers, Banks, Clearing Houses, and Others)

685. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

686. The Adviser Defendants (WAM and Columbia Advisers), and the Funds are parties to the Advisory Agreement.

687. The Adviser Defendants breached the Investment Advisory Agreement in the manner and by the actions described in this Complaint.

688. The Timer Defendants knew of the existence of the Advisory Agreement between the Adviser and the Funds and knew its terms.

689. The Timer Defendants knowingly and intentionally induced the Adviser Defendants to breach that contract and interfered with the Adviser Defendants' present and future performance of the Advisory Agreement by its acts of wrongdoing as described in this Complaint, intending to and proximately causing the described breaches of the Advisory Agreement.

690. The Timer Defendants carried out this wrongful conduct with knowledge that this conduct would interfere with the Advisory Agreements and cause such breaches of the Advisory Agreements and did in fact cause breaches of such contract.

691. The conduct of the Timer Defendants was improper and without justification or privilege.

692. As a direct and proximate result of the Timer Defendants wrongful conduct, the Timer Defendants are jointly and severally liable to the Funds with the Adviser Defendants for

injuries and damages the Funds have suffered and which they will continue to suffer and is liable for actual and punitive damages.

COUNT XII

CIVIL CONSPIRACY
(Against All Defendants)

693. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

694. All the Defendants ("Defendants") entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

695. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

696. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

697. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees;

B. Removing the Adviser Defendants and the Columbia Distributor Defendants;

C. Rescinding the management and other contracts for the Funds with the Adviser, Distributor and other Defendants;

D. Rescinding the 12b-1 Plans adopted by the Funds;

E. Ordering Defendants to disgorge all management fees and other compensation paid to the Adviser and all profits earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

G. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

H. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: September 29, 2004

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP
Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP
Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

Fund Derivative Plaintiffs' Steering Committee

Fund Derivative Plaintiffs' Counsel

Exhibit A

New Plaintiffs
Barbara Cordani
Grace Nugent
Mayer Sutton
Morris Sutton
Virginia Wilcox

New Defendants
Bank of America Corp.
Banc of America Securities, LLC
Aurum Securities Corp.
Aurum Capital Management Corp.
Pritchard Capital Services LLC

Dropped Plaintiffs
Steven Burda

Dropped Defendants
FleetBoston Financial Corporation
Fleet National Bank
Sal Giacalone

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, PIMCO, AND PUTNAM	Civil Action No. 04-MD-15863
DUKES et al. v. COLUMBIA ACORN FUND et al. ("Lead Case")	Civil Action No. 04CV01763 Honorable J. Frederick Motz

CONSOLIDATED AMENDED COMPLAINT

Lead Plaintiff Jackie Williams ("Lead Plaintiff" or "Plaintiff") alleges the following based upon the investigation of her counsel, which included a review of documents from proceedings initiated by the United States Securities and Exchange Commission ("SEC") and the Office of the New York State Attorney General (the "N.Y.A.G."), as well as regulatory filings, reports, press releases and media reports about the Columbia family of mutual funds. Lead Plaintiff's counsel have also conducted extensive interviews with a confidential witness who possesses direct knowledge of market timing activities at Columbia, as well as throughout the mutual fund industry ("Timing Witness #1"). In addition, Lead Plaintiff's counsel have interviewed and reviewed documents of certain former Columbia employees as well as current and former employees of brokerage firms and market timers who were offered capacity in and/or utilized that capacity to time Columbia funds. Lead Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This federal class action, brought on behalf of persons who purchased or held shares in mutual funds in the Columbia family of funds who were harmed by market timing of Columbia mutual funds, asserts claims for violations of the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and the common law.

2. Mutual funds, including the Columbia Funds, are marketed to investors as prudent and comparatively risk-free long-term investments. They are the favored savings vehicles for more than 95 million Americans and half of all the nation's households, and are widely held in pension plans and 529 college savings plans. The enormous growth and success of the mutual fund industry in the last twenty years has been driven in part by the industry's heretofore untarnished reputation for honesty and fair dealing.

3. Unbeknownst to Columbia Funds' investors, however, from at least March 1, 1999 through and including January 16, 2004 (the "Class Period"), long-term buy and hold shareholders of Columbia and other mutual funds were the unwitting victims of a fraudulent scheme perpetrated by, *inter alia*, mutual funds, their advisers and related entities, wealthy investors and hedge funds and large brokerage houses that substantially diminished the returns of mutual fund shareholders while lining the pockets of the perpetrators. Specifically, Columbia and other mutual fund complexes allowed a select group of favored investors in the funds to steal profits from long-term investors by engaging in "market timing" of Columbia and other mutual funds -- a practice that exploits short-term inefficiencies in the pricing of mutual funds and steals profits rightfully belonging to long-term buy and hold investors. In Columbia's case, these favored clients included numerous wealthy hedge funds and individuals who

agreed to deposit millions of dollars of "sticky assets" in Columbia funds as a *quid pro quo* for being allowed to time Columbia funds. These "sticky assets" increased assets under management and thereby the fees earned by Columbia.

4. Indeed, one of the funds in which Columbia permitted timing was the Columbia Young Investor Fund, a mutual fund that targeted children as investors through a child-centered website, *younginvestor.com*, which was designed to teach children the value of investing at a young age. Instead of providing a positive investment experience, however, defendants taught young investors a harsh lesson in greed as wealthy market timers were allowed to quickly step in and steal fund profits and just as quickly step out of the fund leaving the fund's young investors with a greater share of the fund's losses.

5. Market timing of Columbia and other mutual funds was facilitated by large brokerage firms who also functioned as clearing agents, including defendants Bank of America, Bear Stearns, Prudential Securities, Inc. ("Prudential") and AST Trust Co., f/k/a Security Trust Company, N.A., who gave timers an additional edge by allowing their clearing platforms to be used by timers to trade mutual funds after the market close. Such "late trading" was patently illegal.

6. Columbia never disclosed that favored investors were being permitted to time their trades in Columbia Funds to the detriment of long-term shareholders. The prospectuses provided to investors at the time of their purchases of Columbia funds (together with the applicable Registration Statements, "Prospectuses") made no mention of these secret arrangements. To the contrary, each of the Prospectuses indicated that Columbia did not allow market timing and had mechanisms in place to detect and discourage such activity, in order to protect long-term investors from the negative effects of excessive trading. Thus, Lead Plaintiff and other investors purchased and/or held shares of Columbia

mutual funds unaware that Columbia was knowingly allowing investors who either controlled substantial fund assets or could potentially be a source of new business to time their trades and effectively steal profits from long-term holders.

7. The extent of market timing and late trading of Columbia Funds, and Columbia's knowledge of these activities, has only partially come to light. While Columbia has admitted that it had market timing arrangements with approximately nine wealthy hedge funds and individuals, these arrangements are only the tip of the iceberg. As reported by *The Boston Globe* on March 16, 2004, during the second week of March 2004, Columbia turned over to the SEC records showing "about 3,000 accounts out of 2 million [that] had made more than two round-trip trades – a purchase and sale in a fund – in a 90-day period, or more than five round trip trades within a year, of amounts greater than $100,000." In the words of Peter Bresnan, acting director of the SEC's Boston regional office, "There were hundreds of other [Columbia Funds] accounts that were permitted to engage in short-term and excessive trading."

JURISDICTION AND VENUE

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act of 1934 (15 U.S.C. §78aa); Section 22 of the Securities Act (15 U.S.C. §77v); Section 44 of the Investment Company Act (15 U.S.C. §80a-43); and 28 U.S.C. §§1331, 1337 and 1367.

9. Pursuant to 28 U.S.C. §1407, the Judicial Panel on Multidistrict Litigation (the "Panel") transferred the actions consolidated in this amended complaint to this District. Venue in this District is, therefore, proper.

10. Venue in the District of Massachusetts is also proper. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in

substantial part in the District of Massachusetts. Defendants conducted other substantial business within the District of Massachusetts and many Class members reside within that District. Defendants FleetBoston Financial Corporation, Columbia Management Advisors, Inc., Columbia Funds Distributor, Inc., and Columbia Funds Services, Inc. were active participants in the wrongful conduct alleged herein and, at all relevant times, were headquartered within the District of Massachusetts.

11. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

Plaintiff

12. Lead Plaintiff Jackie Williams was appointed Lead Plaintiff by Order dated July 27, 2004. During the Class Period, Jackie Williams was a purchaser and/or holder of the following Columbia Funds: Columbia Acorn Select Fund, Columbia Common Stock Fund, Columbia Fixed Income Securities Fund, Columbia Growth Fund, Columbia High Yield Fund, Columbia International Stock Fund, Columbia Mid Cap Value Fund, Columbia Real Estate Equity Fund, Columbia Short Term Bond Fund, Columbia Small Cap Fund, Columbia Special Fund, Columbia Strategic Investor Fund, Columbia Strategic Value Fund, Columbia Technology Fund, Liberty Acorn Fund, Liberty Acorn International Fund, Liberty Acorn Twenty Fund, Liberty Growth and Income Fund, Liberty Select Value Fund, Liberty Small Cap Fund and Liberty Tax-Managed Growth Fund. Particulars of Lead Plaintiff's purchases and holdings of Columbia mutual funds are set forth in Exhibit D of the Declaration of Kim E. Levy in Support of Plaintiff Jackie Williams' Motion for Appointment as Lead Plaintiff and Approval

of Selection of Lead Class Counsel and Administrative Counsel of the Columbia Subtrack, filed in this District on May 19, 2004.

Defendants

1. The Columbia Defendants

13. The Columbia Funds are a group of mutual funds currently owned by defendant Bank of America Corporation, a Delaware corporation.[1] This group includes several fund groups (*e.g.*, Acorn, Newport and Stein Roe) that belonged to Liberty Financial Companies, Inc. ("Liberty") until November 1, 2001, when a subsidiary of FleetBoston Financial Corporation ("FleetBoston") acquired all of Liberty's asset management operations.

14. Defendant Columbia Management Group, Inc. ("Columbia Group"), a South Carolina corporation and wholly-owned subsidiary of Bank of America Corporation, is an asset management organization serving institutions and consumers. Columbia Group's wholly-owned subsidiaries Columbia Management Advisors, Inc. ("Columbia Management") and Columbia Wanger Asset Management, L.P. ("Columbia Wanger"), are the investment advisers to the Columbia Funds. Columbia Group's wholly-owned subsidiary Columbia Funds Distributor, Inc. is the principal underwriter and distributor of the Columbia Funds. Defendants Bank of America Corporation and Columbia Group are control persons of defendants Columbia Management, Columbia Wanger, Columbia Funds Distributor,

---

[1] Effective April 1, 2004, FleetBoston merged with and into Bank of America Corporation pursuant to an Agreement and Plan of Merger, dated October 27, 2003. Bank of America Corporation, as successor-in-interest to FleetBoston, is currently the ultimate parent of defendants bearing the Columbia name. Bank of America Corporation is named as a defendant herein not only as the parent of the Columbia defendants, but also in its capacity as a clearing defendant that permitted market timers to use its electronic platform to engage in market timing and late trading as discussed herein.

Inc., Columbia Funds Services, Inc. and the Registrants identified in paragraphs 25 - 38 below within the meaning of the federal securities laws.

(a) The Adviser Defendants

15. Defendant Columbia Management, an Oregon corporation formerly known as Columbia Management Company and a wholly-owned subsidiary of Columbia Group, is a registered investment adviser under the Investment Advisers Act. On April 1, 2003, registered investment advisers Fleet Investment Advisors, Inc., Stein Roe & Farnham Incorporated, Colonial Management Associates, Inc., Liberty Advisory Services Corp., Newport Fund Management, Inc., Columbia Funds Management Company and Newport Pacific Management, Inc., which had advised various of the Columbia Funds and their predecessor entities during the Class Period, merged into Columbia Management. All references herein to "Columbia Management" refer to Columbia Management and its predecessor entities throughout the Class Period. Pursuant to contracts it entered into with each of the Columbia funds, Columbia Management oversees the day-to-day management of the Columbia Funds and is responsible for determining each fund's investment goals and strategy. As the manager of the funds, Columbia Management participated in and enabled the wrongdoing described herein by, among other things, entering into contractual arrangements with known market timers that permitted Columbia funds to be timed.

16. Defendant Columbia Wanger, a Delaware partnership and a wholly-owned subsidiary of Columbia Group, is a registered investment adviser under the Investment Advisers Act, which managed and advised certain of the Columbia Funds, including the Acorn Fund Group, during the Class Period. Prior to the October 13, 2003 rebranding of the Liberty Funds as the Columbia Funds, defendant went by the name of Liberty Wanger Asset Management, LP. Columbia Wanger has ultimate responsibility

for overseeing the day-to-day management of the following six Columbia Funds: Columbia Acorn Fund (f/k/a Liberty Acorn Fund), Columbia Acorn International Fund (f/k/a Liberty Acorn International Fund), Columbia Acorn USA Fund (f/k/a Liberty Acorn USA Fund), Columbia Acorn Select Fund (f/k/a Liberty Acorn Twenty Fund), Columbia Acorn International Select Fund (f/k/a Liberty Acorn Foreign Forty Fund) and Columbia Thermostat Fund. As the manager of the Columbia Funds, Columbia Wanger knew of or recklessly disregarded the market timing activities in the Columbia Funds detailed herein.

17. During the Class Period and until March 19, 2004 when he was dismissed by FleetBoston in connection with the improper conduct alleged herein, defendant Joseph Palombo ("Palombo") was Chief Operating Officer, and thus a Control Person of Columbia Management. Palombo was also a Trustee, and thus a Control Person for dozens of Columbia Funds, including those offered by registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Palombo was also a Director, and thus a Control Person, of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Palombo breached his fiduciary duties and disclosure obligations to the Columbia Funds and Columbia Funds' investors by knowingly permitting market timing of Columbia Funds during the Class Period.

18. During the Class Period, defendant Stephen E. Gibson ("Gibson") acted as President and Director and therefore as a Control Person of Stein Roe & Farnham Incorporated and Colonial

Management Associates, Inc. Gibson was also the President, and thus a Control Person for dozens of Columbia Funds, including those offered by registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Gibson breached his fiduciary duties and disclosure obligations to the Columbia Funds and Columbia Funds' investors by knowingly permitting market timing of Columbia Funds during the Class Period.

19. Columbia Management, Columbia Wanger and defendants Gibson and Palombo are referred to collectively herein as the "Adviser Defendants."

(b) The Underwriter

20. Defendant Columbia Funds Distributor, Inc. ("Columbia Distributor"), a Massachusetts corporation, is a direct, wholly-owned subsidiary of Columbia Management and an indirect subsidiary of Bank of America Corporation. Prior to the October 13, 2003 re-branding of the Liberty Funds as the Columbia Funds, Columbia Distributor went by the name of Liberty Funds Distributor, Inc. Columbia Distributor was the principal underwriter and distributor of the Columbia Funds during the Class Period and in this capacity, disseminated the Prospectuses for the Columbia Funds. As alleged more fully herein, during the Class Period, defendant Columbia Distributor entered into agreements with wealthy hedge funds and investors that allowed them to time their trades of Columbia funds.

21. During the Class Period and until March 19, 2004 when he was dismissed by FleetBoston in connection with the improper conduct alleged herein, defendant James Tambone ("Tambone") was Co-President of Columbia Distributor. As set forth more fully herein, Tambone knowingly permitted market timing of Columbia Funds during the Class Period.

22. During the Class Period and until March 19, 2004 when he was dismissed by FleetBoston in connection with the improper conduct alleged herein, defendant Louis Tasiopoulos ("Tasiopoulos") was Co-President, along with Tambone, of Columbia Distributor. As set forth more fully herein, defendant Tasiopoulos knowingly permitted market timing of Columbia Funds during the Class Period.

23. Defendants Columbia Distributor, Tambone and Tasiopoulos are referred to collectively herein as the "Underwriter Defendants."

(c) The Transfer Agent

24. Columbia Funds Services, Inc. ("Columbia Services"), a subsidiary of Columbia Management, is the transfer agent for the Columbia Funds and, at all relevant times, was responsible for identifying market timing activity in the Columbia Funds. Prior to the October 13, 2003 re-branding of the Liberty Funds as Columbia Funds, Columbia Services went by the name of Liberty Funds Services, Inc.

(d) The Registrants and the Funds

25. Defendant Columbia Acorn Trust (f/k/a Liberty Acorn Trust (f/k/a Acorn Investment Trust)), a Massachusetts business trust, is the registrant and issuer of the following Columbia Funds: the Columbia Acorn Fund (f/k/a the Liberty Acorn Fund), the Liberty Acorn International Fund (n/k/a the Columbia Acorn International Fund) and the Columbia Acorn International Select Fund (f/k/a the Liberty Acorn Foreign Forty Fund).

26. Defendant Columbia Funds Trust I (f/k/a Liberty Funds Trust I (f/k/a Colonial Trust I)), a Massachusetts business trust, is the registrant and issuer of the Liberty High Yield Securities Fund (n/k/a the Columbia High Yield Opportunity Fund), the Liberty Strategic Income Fund (n/k/a the Columbia

Strategic Income Fund) and the Liberty Tax-Managed Growth Fund (n/k/a the Columbia Tax-Managed Growth Fund).

27. Defendant Columbia Funds Trust II (f/k/a Liberty Funds Trust II (f/k/a Colonial Trust II)), a Massachusetts business trust, is the registrant and issuer of the Liberty Newport Japan Opportunities Fund (n/k/a the Columbia Newport Japan Opportunities Fund).

28. Defendant Columbia Funds Trust III (f/k/a Liberty Funds Trust III), a Massachusetts business trust, is the registrant and issuer of the following Columbia Funds: the Liberty Federal Securities Fund (n/k/a the Columbia Federal Securities Fund), the Liberty Intermediate Government Fund (which merged, on November 4, 2002, into the Liberty Federal Securities Fund), the Liberty Fund (n/k/a the Columbia Liberty Fund) and the Liberty Select Value Fund (n/k/a the Columbia Mid Cap Value Fund).

29. Defendant Columbia Funds Trust IV (f/k/a Liberty Funds Trust IV), a Massachusetts business trust, is the registrant and issuer of the Liberty Tax-Exempt Fund (n/k/a the Columbia Tax-Exempt Fund).

30. Defendant Columbia Funds Trust V (f/k/a Liberty Funds Trust V (f/k/a Colonial Trust V)), a Massachusetts business trust, is the registrant and issuer of the Liberty California Tax-Exempt Fund (n/k/a the Columbia California Tax-Exempt Fund), the Liberty Massachusetts Tax-Exempt Fund (n/k/a the Columbia Massachusetts Tax-Exempt Fund) and the Columbia Global Equity Fund (f/k/a the Liberty Newport Global Equity Fund).

31. Defendant Columbia Funds Trust VI (f/k/a Liberty Funds Trust VI (f/k/a Colonial Trust VI)), a Massachusetts business trust, is the registrant and issuer of the Liberty Growth & Income Fund

(n/k/a the Columbia Growth & Income Fund) and the Liberty Newport Asia Pacific Fund (n/k/a the Columbia Newport Asia Pacific Fund).

32. Defendant Columbia Funds Trust VII (f/k/a Liberty Funds Trust VII (f/k/a Colonial Trust VII)), a Massachusetts business trust, is the registrant and issuer of the Liberty Newport Europe Fund (n/k/a the Columbia Europe Fund) and the Liberty Newport Tiger Fund (n/k/a the Columbia Newport Tiger Fund).

33. Defendant Columbia Funds Trust VIII (f/k/a the Liberty Stein Roe Funds Income Trust (f/k/a the Stein Roe Income Trust)), a Massachusetts business trust, is the registrant and issuer of the Stein Roe Income Fund (n/k/a the Columbia Income Fund) and the Liberty Intermediate Bond Fund (n/k/a the Columbia Intermediate Bond Fund and f/k/a the Stein Roe Intermediate Bond Fund).

34. Defendant Columbia Funds Trust XI (f/k/a Liberty-Stein Roe Funds Investment Trust (f/k/a Stein Roe Investment Trust)), a Massachusetts business trust, is the registrant and issuer of the following Columbia Funds: the Galaxy Equity Value Fund (n/k/a the Columbia Disciplined Value Fund), the Columbia Growth Stock Fund (f/k/a the Liberty Growth Stock Fund and the Stein Roe Growth Stock Fund), the Columbia International Equity Fund (f/k/a the Galaxy Equity Growth Fund), the Galaxy Growth & Income Fund (n/k/a the Columbia Large Cap Core Fund), the Galaxy Small Company Equity Fund (n/k/a the Columbia Small Company Equity Fund), the Columbia Young Investor Fund and the Columbia Small Cap Fund.

35. Defendant Columbia High Yield Fund, Inc., an Oregon corporation, is the registrant and issuer of the Columbia High Yield Fund.

36. Defendant Columbia International Stock Fund, Inc., an Oregon corporation, is the registrant and issuer of the Columbia International Stock Fund. The Stein Roe International Fund and

the Newport International Equity Fund merged into the Columbia International Stock Fund on November 1, 2002, making Columbia International Stock Fund, Inc. the successor-in-interest to such funds' registrants and issuers.

37. Defendant Columbia Mid Cap Growth Fund, Inc., an Oregon corporation, is the registrant and issuer of the Columbia Mid Cap Growth Fund. The Liberty Stein Roe Capital Opportunities Fund was acquired by Columbia Special Fund, Inc. on October 18, 2002 and Columbia Special Fund Inc. changed its name to Columbia Mid Cap Growth Fund, Inc. on October 7, 2003.

38. Defendant Liberty Variable Investment Trust, a Massachusetts business trust, is the registrant and issuer of the Tiger Variable Fund (a/k/a the Newport Tiger Fund, Variable Series).

39. Defendants Columbia Acorn Trust, Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., Columbia Mid Cap Growth Fund, Inc. and Liberty Variable Investment Trust (the "Registrants") issued shares of the Columbia Funds that were purchased and held by members of the Class during the Class Period pursuant to materially false and misleading Prospectuses, and are liable for any material misstatements and/or omissions contained therein.

(e) The Trustees and Directors of the Registrants

40. During the Class Period, defendant Ralph Wanger ("Wanger") was an interested Trustee as defined in the Investment Company Act of 1940, of registrant Columbia Acorn Trust. During the Class Period, until September 2003, Wanger also served as President of Columbia Acorn Trust and lead portfolio manager for the Columbia Acorn Fund. Additionally, during the Class Period, Wanger served

as President and Chief Investment Officer of Columbia Wanger. Wanger was a control person of Columbia Acorn Trust and Columbia Wanger within the meaning of the federal securities laws. Wanger breached his fiduciary duties to the Columbia Funds and Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

41. During the Class Period, defendant Charles P. McQuaid ("McQuaid") was an interested Trustee of registrant Columbia Acorn Trust. During the Class Period, McQuaid also served as President or Senior Vice President of Columbia Acorn Trust and co-portfolio manager and lead portfolio manager of the Columbia Acorn Fund. McQuaid was a control person of the Columbia Acorn Trust and Columbia Wanger within the meaning of the federal securities laws. McQuaid breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

42. During the Class Period, defendant Charles R. Nelson ("Nelson") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Nelson was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Nelson was a control person of such registrants within the meaning of the federal securities laws. Nelson breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

43. During the Class Period, defendant Patrick J. Simpson ("Simpson") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI and Liberty Variable Investment Trust. Simpson was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Simpson was a control person of such registrants within the meaning of the federal securities laws. Simpson breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

44. During the Class Period, defendant Richard L. Woolworth ("Woolworth") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI and Liberty Variable Investment Trust. Woolworth was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Woolworth was a control person of such registrants within the meaning of the federal securities laws. Woolworth breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

45. During the Class Period, defendant Janet Langford Kelly ("Kelly") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Kelly was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Kelly was a control person of such registrants within the meaning of the federal securities laws. Kelly breached her fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

46. During the Class Period, defendant John J. Neuhauser ("Neuhauser") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, and Liberty Variable Investment Fund. Neuhauser was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Neuhauser was a control person of such registrants within the meaning of the federal securities laws. Neuhauser breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

47. During the Class Period, defendant Richard W. Lowry ("Lowry") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Lowry was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Lowry was a control person of such registrants within the meaning of the federal securities laws. Lowry breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

48. Defendants Palombo, Gibson, Wanger, McQuaid, Nelson, Simpson, Woolworth, Kelly, Neuhauser and Lowry are hereinafter referred to as the "Trustee/Director Defendants."

49. Columbia Group, the Adviser Defendants, the Underwriter Defendants, Columbia Services, the Registrants and the Trustee/Director Defendants are referred to collectively herein as the "Columbia Defendants."

2. <u>The Market Timing Defendants</u>

50. Defendant Ilytat, L.P. ("Ilytat"), a San Francisco hedge fund with its principal business address at 230 California Street, San Francisco, California 94111, was an active participant in the unlawful conduct alleged herein. During the Class Period, Ilytat had a contractual agreement with Columbia Distributor that allowed Ilytat to time Columbia Funds, including the Newport Tiger Fund, the Acorn International Fund, the Acorn International Select Fund, the Stein Roe International Fund, the

Newport International Equity Fund, and the Columbia International Equity Fund, to the detriment of Lead Plaintiff and the Class.

51. Defendant Ritchie Capital Management, Inc. ("Ritchie"), a hedge fund with its principal business address at 210 State Street, Batavia, Illinois 60510, was an active participant in the unlawful conduct alleged herein. During the Class Period, Ritchie had a contractual agreement with Columbia Distributor that allowed Ritchie to time Columbia Funds, including the Newport Tiger Fund and the Columbia Growth Stock Fund, to the detriment of Lead Plaintiff and the Class.

52. Defendant Daniel G. Calugar ("Calugar"), the President and 95% owner of defendant Security Brokerage, Inc. ("Security Brokerage"), a registered broker-dealer located in Las Vegas, Nevada, was an active participant in the unlawful conduct alleged herein. During the Class Period, Calugar had a contractual agreement with Columbia Distributor that allowed Calugar, trading through Security Brokerage, to time Columbia Funds, including the Columbia Young Investor Fund, the Columbia Growth Stock Fund, the Stein Roe International Fund, and the Newport International Equity Fund, to the detriment of Lead Plaintiff and the Class. During the Class Period, Defendants Calugar and Security Brokerage also engaged in illegal late trading of Columbia Funds.

53. Defendant D.R. Loeser & Co. Inc. ("Loeser"), a Delaware corporation with its principal business address at 2456 Lafayette Rd., Suite 7, Portsmouth, NH 03801, is an investment adviser registered under the Investment Advisers Act of 1940, and was an active participant in the unlawful conduct alleged herein. During the Class Period, Loeser had a contractual agreement with Columbia Distributor that allowed Loeser to time Columbia Funds, including the Columbia Growth Stock Fund and the Columbia Young Investor Fund, to the detriment of Lead Plaintiff and the Class.

54. Defendant Signalert Corporation ("Signalert"), a New York corporation with its principal business address at 50 Great Neck Rd., Great Neck, NY 11021, is an investment adviser registered under the Investment Advisers Act of 1940, and was an active participant in the unlawful conduct alleged herein. During the Class Period, Signalert had a contractual agreement with Columbia Distributor that allowed Signalert to time Columbia Funds, including the Columbia Growth Stock Fund, the Columbia Young Investor Fund, the Stein Roe Income Fund, the Columbia Acorn Fund, the Galaxy Equity Value Fund, and the Galaxy Growth & Income Fund, to the detriment of Lead Plaintiff and the Class.

55. Defendant Tandem Financial Services, Inc. ("Tandem"), a Massachusetts corporation with its principal business address at 25 Christina Street, Newton, MA 02461, and an investment adviser registered under the Investment Advisers Act of 1940, was an active participant in the unlawful conduct alleged herein. During the Class Period, Tandem had a contractual agreement with Columbia Distributor that allowed Tandem to time Columbia Funds, including the Columbia Tax Exempt Fund, to the detriment of Lead Plaintiff and the Class.

56. Defendant Prudential was, prior to July 1, 2003, a wholly-owned broker-dealer subsidiary of Prudential Financial, Inc. On July 1, 2003, its ownership was transferred to Wachovia Securities, LLC, a joint venture subsidiary of Wachovia Corporation and Prudential Financial, Inc. During the Class Period, Prudential and Columbia knowingly or recklessly allowed clients of Prudential to engage in massive market timing of Columbia Funds, to the detriment of Lead Plaintiff and the Class.

57. Defendant Samaritan Asset Management ("Samaritan") is a Barrington, Illinois-based hedge fund. During the Class Period, Samaritan engaged in significant market timing of Columbia Funds, to the detriment of Lead Plaintiff and the Class.

58. Defendant Edward J. Stern ("Stern"), the Managing Principal of defendants Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. (referred to collectively herein as "Canary"), was an active participant in the unlawful conduct alleged herein. Defendants Canary Capital Partners, LLC and Canary Investment Management, LLC are New Jersey limited liability companies that maintain their corporate headquarters at 400 Plaza Drive, Secaucus, New Jersey. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. During the Class Period, Canary had a contractual arrangement to time Columbia Funds, including the Columbia Growth & Income Fund, the Columbia Select Value Fund, the Columbia Mid Cap Value Fund, and the Columbia High Yield Fund, at the expense of ordinary Columbia Funds investors, to the detriment of Lead Plaintiff and the Class. In addition, Canary also engaged in late trading of Columbia Funds, to the detriment of Lead Plaintiff and the Class.

59. Defendant Kaplan & Company Securities, Inc. ("Kaplan") is a registered broker-dealer based in Boca Raton, Florida. Kaplan participated in and enabled the wrongdoing described herein by, among other things, facilitating defendant Canary's frequent, short-term and late trading of Columbia mutual funds, to the detriment of Lead Plaintiff and the Class.

60. Defendant Cantella & Co., Inc. ("Cantella"), a Massachusetts corporation, is a registered broker-dealer with the NASD. Cantella participated in and enabled the wrongdoing described herein by, among other things, facilitating defendant Canary's frequent, short-term and late trading of Columbia mutual funds, to the detriment of Lead Plaintiff and the Class.

61. Defendants Ryan Goldberg ("Goldberg") and Michael Grady ("Grady"), at all relevant times, were employees of Brean Murray & Co., Inc., a registered broker-dealer bank based in New York, New York. Goldberg and Grady participated in the wrongdoing described herein by, among other

things, arranging Canary's timing agreement with Columbia, to the detriment of Lead Plaintiff and the Class.

62. Defendant Schield Management Company ("Schield") is a financial advisory services firm based in Littleton, Colorado, and has been registered with the SEC as an investment adviser since 1972. During the Class Period, Schield facilitated market timing of Columbia mutual funds by its clients, to the detriment of Lead Plaintiff and the Class.

63. Defendant Aurum Securities Corp. ("Aurum") is a registered broker-dealer based in San Jose, California and a Bank of America correspondent (as explained below). Defendant Aurum participated in the wrongdoing described herein by, among other things, engaging in massive market timing of Strong Funds through defendant Bank of America on behalf of numerous market timing customers.

64. Defendant Trautman Wasserman & Company, Inc. ("Trautman") is a registered broker-dealer based in New York, New York, and a Bank of America correspondent. Defendant Trautman participated in the wrongdoing described herein by, among other things, engaging in massive market timing of Columbia Funds through defendant Bank of America on behalf of numerous market timing customers.

65. Defendant Pritchard Capital Partners, LLC ("Pritchard") is a registered broker-dealer based in Mandeville, Louisiana and a Bank of America correspondent. Defendant Pritchard participated in the wrongdoing described herein by, among other things, engaging in massive market timing of Columbia Funds through defendant Bank of America on behalf of numerous market timing customers.

66. Defendants Ilytat, Ritchie, Calugar, Security Brokerage, Loeser, Signalert, Tandem, Prudential, Samaritan, Stern, Canary, Kaplan, Cantella, Goldberg, Grady, Schield, Trautman and Pritchard are hereinafter referred to collectively as the "Market Timing Defendants."

3. The Clearing Defendants

67. Defendant Bank of America Corporation, through its subsidiary defendant Banc of America Securities LLC (collectively, "Bank of America") is a registered broker-dealer and investment adviser. Defendant Bank of America participated in and enabled the wrongdoing alleged herein by knowingly or recklessly allowing market timers, including Canary, to use its electronic platform to engage in timing and late trading of Columbia Funds.

68. Defendant Bear Stearns Securities Corporation is a Delaware corporation and a registered broker-dealer that cleared the securities transactions of its affiliate, defendant Bear Stearns & Co. Inc. and its customers during the Class Period. Bear Stearns & Co. Inc. is a Delaware corporation, a registered broker-dealer and a global investment banking firm. Defendants Bear Stearns Securities Corporation and Bear Stearns & Co. Inc. are referred to collectively herein as "Bear Stearns." The clearing division of Bear Stearns is utilized by hundreds of smaller brokerages – known as "correspondents." For example, at all relevant times, defendant Kaplan was a correspondent of defendant Bear Stearns. Defendant Bear Stearns participated in and enabled the wrongdoing alleged herein by knowingly or recklessly allowing market timers, including Canary, to use its electronic platform to engage in timing and late trading of Columbia Funds.

69. Defendant AST Trust Co. is the successor in interest to Security Trust Company, N.A. which, at all relevant times, was an unregistered financial intermediary. Defendant Grant D. Seeger was Security Trust Company's Chief Executive Officer from 1998 until his resignation on October 5, 2003.

(AST Trust Co., Security Trust Company, and Seeger will be referred to collectively as "STC"). Defendant STC participated in and enabled the wrongdoing alleged herein by knowingly or recklessly allowing market timers, including Canary, to use its electronic clearing platform to engage in timing and late trading of Columbia Funds.

70. The active participation in and facilitation of market timing and/or late trading by financial institutions acting as clearing platforms for market timing and late trading was central to the success of the fraudulent scheme alleged herein. The Clearing Defendants serviced both brokers who specialized in timing (including brokers from within the ranks of the Clearing Defendants, who often earned as much as $15 million a year in commissions from timing activities alone) and timers directly.

71. The Clearing Defendants recklessly and/or knowingly disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by the market timers and substantially assisted and participated in such excessive trading. Moreover, the Clearing Defendants specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, Prudential developed a "shotgun" system that allowed a market timer to scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades by hedging against the risk that "capacity" would be taken before they placed their orders were they to have placed their order in only one or a few fund families. Other Clearing Defendants, such as Bear Stearns and Bank of America, actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions at their whim, while the Clearing Defendants captured the resulting fees and commissions.

CLASS ACTION ALLEGATIONS

72. The claims alleged herein are asserted on behalf of a Class consisting of all persons who purchased and/or held shares in any mutual fund in the Columbia fund family adversely affected by market timing which funds and/or their registrants/issuers were advised by Columbia Management Advisors, Inc. ("Columbia Management") or Columbia Wanger Asset Management, L.P. ("Columbia Wanger") (the "Funds") during the period March 1, 1999 to January 16, 2004, inclusive (the "Class Period") (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, parents, affiliates, heirs, successors or assigns, and any entity in which any defendant has or had a controlling interest, and any other person who engaged in the unlawful conduct described herein (the "Excluded Persons"). Also excluded are any officers, directors, or trustees of the Excluded Persons, and all trustees and portfolio managers of the Funds.

73. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to Lead Plaintiff at this time and can be ascertained only through appropriate discovery, Lead Plaintiff believes that there are hundreds or thousands of members in the Class. Record owners and other members of the Class may be identified from records maintained by the Columbia Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

74. Lead Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of law that is complained of herein.

75. Lead Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

76. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. Whether defendants' acts as alleged herein violated the law and/or their fiduciary duties;

b. Whether statements made by the Columbia Defendants to the investing public during the Class Period omitted material facts about market timing of the Columbia Funds; and

c. Whether, and to what extent, the members of the Class have sustained damages and the proper measure of damages.

77. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

(A) Structure and Organization of the Columbia Fund Family

78. The Columbia Funds hold no assets apart from the deposits of their investors, nor do they conduct any operating or investment activities on their own. Instead, the Columbia Funds are part of a "complex" in which related entities perform and control all necessary activities related to the sale and redemption of shares of the Columbia Funds, as well as the management of the Columbia Funds' investments. These related entities within the Columbia Funds complex receive substantial fees for the performance of these services, which are calculated as a percentage of the value of the total deposits

under management. Thus, the larger the amount of deposits under management, the more these related entities stand to collect in fees from mutual fund investors.

(B) Market Timing and the Forward-Pricing Rule

79. Unlike equity or debt securities that are valued and traded on stock exchanges, mutual funds continuously issue new shares as new investments are received, and redeem shares as investors withdraw assets. The value of these shares is calculated at 4:00 p.m. each day (the close of trading on the New York Stock Exchange), by determining the Net Asset Value ("NAV") of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets with an NAV of $1 million, then it will be priced at $10 per share. Thus, an investor seeking to invest $1,000 in this fund would receive 100 newly issued shares, valued at $10 per share.

80. Since mutual fund shares are priced only once per day (at 4:00 pm), the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information, and thereby make a quick profit. For example, if an investor were able to purchase shares of a mutual fund at the NAV calculated before his purchase, with knowledge that the investments held within the fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

81. To prevent this arbitrage opportunity, the SEC in 1979 enacted Rule 22c-1 under the Investment Company Act, which requires fund sales or redemptions to be based on prices calculated after the fund share is sold or redeemed. This "forward-pricing rule" means that mutual fund investors who place orders during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, at the 4:00

p.m. close of trading on the New York Stock Exchange. Thus, all investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00 information" prior to making an investment decision.

82. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the funds, as calculated after the investor purchases his shares, still might not incorporate all public information.

83. The following example illustrates how this can work. Assume that on a Monday the New York stock exchange has a strong day, with various indices showing increased prices. A market timer could conclude that based on the strong day in the American markets, the Asian markets (which, because of time zone differences, open after the New York market closes and close in the middle of the night New York time) will similarly have a strong day. Based on that conclusion, on that Monday the market timer buys U.S. mutual funds that invest heavily in companies that trade on Asian exchanges. Because of forward pricing, the timer's purchase price is based on the NAV for the fund calculated at 4:00 pm on Monday, which (because the Asian markets have not yet opened) does not incorporate any assumed increase in Asian markets. Overnight, the Asian markets open and close with strong price increases. By the time the fund's NAV is recalculated at 4:00 p.m. on Tuesday, the market timer will have achieved a significant return on its investment, which the timer can cash out. If the timer chooses to hold its investment, then by timing its redemption of these shares to take advantage of foreknowledge of likely drops in Asian stock prices, the market timer minimizes any loss suffered on this investment.

84. This kind of frequent trading to take advantage of information delay in the pricing of mutual funds to achieve short-term gains is called "market timing." Market timing opportunities are not limited to mutual funds holding foreign investments, but also arise in mutual funds containing illiquid

securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus subject to being timed. Further, as alleged herein, several of the defendants successfully timed large cap funds in the Columbia fund family.

85. Market timing causes significant harm to other mutual fund investors in a variety of ways. First, by allocating market gains to themselves that should have been allocated among all fundholders (and by avoiding losses that should have been borne by all fundholders), market timers cause dilution of the value of long-term holders' investments, which increases over time. Because of market timing activity, the NAV of the funds (and thus the price at which the funds are sold and purchased) becomes lower than what it would be absent market timing. Effectively, market timers steal profits that rightfully belong to long-term fund holders.

86. The harm to Columbia Funds investors from market timing extends beyond dilution. Successful market timing requires repeated, rapid trading of mutual fund shares with significant amounts of cash which, in turn dramatically increases transaction costs, such as commissions, on funds that eat away at returns of the long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market which imposes costs on the fund's long term investors.

87. Market timing also harms mutual funds investors by forcing mutual fund managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers are sometimes forced to enter into special investments as an attempt to "hedge" against timing activity, thus deviating

altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs.

88. Experts estimate that mutual fund investors have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion ***per year*** to timers. Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds* (October 2002) at p. 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf; Jason Zweig, *The Great Fund Rip Off*, MONEY, October 2003, at p. 52. University of South Carolina law professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion ***per year*** from long-term fund shareholders. *http://www.srimedia.com/artman/publish/article786.shtml*.

89. To compensate for the dilution and other harms caused by market timing, numerous funds, including Columbia, impose redemption fees on short-term trades. However, although certain Prospectuses stated that redemption fees of 2.00% would be imposed on short-term trades, Columbia waived them as to favored market timers as detailed herein.

90. Given the recognized harm to long term investors from market timing activity described above, defendant Columbia Services was responsible for identifying market timing activity in the funds and had computer systems in place that were able to identify market timing activity. According to a former vice president of system integration at Columbia Management Group/Colonial in Boston, her unit implemented the compliance systems used by Columbia to identify market timers. Further, according to a former senior vice president of Liberty Fund Services, Inc. (now Columbia Fund Services, Inc.), which was responsible for identifying market timing, Columbia had a "DST System" that had the capability to detect the tell-tale patterns of market timing activity, as well as a "TA System"

that issued reports identifying large redemptions. A former client services representative of Columbia Management Group/Liberty confirmed that these two computer systems issued warning messages to client service representatives if suspicious trading was detected.

91. In fact, however, the purpose of Columbia's market timing detection system was not to protect investors from market timing, but rather to prevent investors who were not favored from taking away the limited opportunities available to time Columbia funds from investors whom Columbia favored. No mutual fund could permit unlimited market timing and survive because such activity comes at the expense of, and decimates the returns for, long-term shareholders, who would otherwise flee the fund. Columbia and other mutual fund complexes soon realized, however, that allowing a limited amount of timing by wealthy investors and hedge funds could be extraordinarily profitable. Although the returns of long-term shareholders were diminished by such arrangements, the timers and their agents, who were anxious to acquire as much capacity as they could given the relatively risk free return they could achieve through timing, competed with each other for the limited available capacity. Thus, mutual fund complexes, including Columbia, were able to negotiate increasingly lucrative agreements with the timers. While Columbia, the timers and their facilitators earned enormous fees and profits from these arrangements, these earnings came at the direct expense of long-term buy and hold investors in Columbia funds such as Lead Plaintiff and members of the Class.

(C) Columbia's Explicit Agreements With Market Timers

92. In reality, the Columbia Defendants not only failed to discourage market timing, but were aware of and routinely entered into contractual agreements with investment advisers, hedge funds, brokers and wealthy individuals permitting market timing in Columbia Funds during the Class Period.

Specifically, between 1998 and October 2003, Columbia Distributor entered into at least nine such arrangements with known market timers allowing them to time Columbia Funds.

1. **Ilytat**

93. From April 2000 through October 2002, defendant Ilytat, a San Francisco hedge fund, made nearly 350 round trip trades in the following Columbia Funds: the Newport Tiger Fund; Acorn International Fund; Acorn International Select Fund; Stein Roe International Fund; Newport International Equity Fund; and Columbia International Equity Fund (formerly the Galaxy Equity Growth Fund). A substantial amount of this trading was done by Ilytat in the Newport Tiger Fund pursuant to an explicit agreement between Ilytat and defendant Columbia Distributor, which was approved by the portfolio manager of the Newport Tiger Fund. Pursuant to this agreement, Ilytat placed $20 million in the Newport Tiger Fund with the understanding that two-thirds of this amount was to remain static and the remaining one-third was to be actively traded by Ilytat, whom defendants Columbia Distributor and Columbia Services had identified as a known market timer. During the thirty months from April 2000 to September 2002, Ilytat made nearly 90 round trip trades in the Newport Tiger Fund in amounts of up to $13 million at a time. Indeed, Ilytat's trading was so large and so frequent that the Newport Tiger Fund's portfolio manager repeatedly wrote to the President of defendant Columbia Distributor, to express concern about Ilytat's trading and the harm it was causing the fund and its investors. Ilytat's short-term trading of the Newport Tiger Fund was arranged with Columbia Distributor and approved by Columbia Management.

94. Ilytat's short term trading of Columbia Funds was not limited to the Newport Tiger Fund, however. Ilytat also timed the Acorn International Fund (13 round trip trades in amounts of up to $15 million from September 1998 through October 2003); the Acorn International Select Fund (20 round trip

trades of up to $3 million from July 2000 to June 2001) and its predecessor the Acorn Foreign Forty Fund (40 round trip trades of amounts of $100,000 or more from September 1999 through October 2000); the Stein Roe International Fund (80 round trip trades of up to $1.4 million during the three month period from August 2000 through October 2000); the Newport International Equity Fund (19 round trip trades in amounts of up to $2 million during the five month period from April 2000 to September 2000); and the Columbia International Equity Fund and its predecessor the Galaxy Equity Growth Fund (10 round trip trades of up to $16 million each during the eight month period from February 2002 to October 2002). Trading of this magnitude and frequency by Ilytat constituted obvious market timing activity and would have been flagged by Columbia's DST and TA systems described above. Therefore, the Columbia Defendants either knew or should have known of such excessive trading in the Columbia Funds.

2. Ritchie Capital Management

95. Defendant Ritchie had several explicit agreements with defendant Columbia Distributor which allowed Ritchie to time the Newport Tiger Fund and the Columbia Growth Stock Fund (formerly the Stein Roe Adviser Growth Stock Fund). Ritchie was a known market timer having executed 153 round trip trades in the Newport Tiger Fund during the period January 2000 through April 2001. Given the volume of Richie's trading, at the end of 2001, a Senior Vice President of Columbia Distributor met with Ritchie's principals to negotiate a sticky asset arrangement, a scheme where investors put capital into other investment products offered by Columbia to gain access to mutual funds for market timing management fees (thus, Columbia received substantial management fees and other income from "sticky asset" investments that they wouldn't have received under normal circumstances) in return for Columbia's agreement to permit Ritchie to continue to trade the Newport Tiger Fund. A sticky asset

arrangement is an agreement an investor enters into to make long-term investments that generate fees for a fund company, in return for the right to trade frequently.

96. Thereafter, early in 2002, Ritchie and Columbia Distributor, negotiated a sticky asset arrangement that permitted Ritchie to time Columbia's Growth Stock Fund, a large cap fund. The negotiations occurred with the knowledge and participation of the fund's portfolio manager, Erik R. Gustafson ("Gustafson"). Pursuant to this arrangement, Ritchie agreed to place $200 million in the Growth Stock Fund and keep 90% of this amount in place for 90 days. In return, Ritchie was permitted to trade the remaining 10% on an unlimited basis. Ritchie actively traded the Growth Stock Fund pursuant to this arrangement making five round trip trades in amounts of up to $7 million in the following two months.

97. Ritchie and defendant Columbia Distributor entered into a third sticky asset arrangement in early 2003 which again permitted Ritchie to time the Columbia Growth Stock Fund. Pursuant to this arrangement, Ritchie agreed to deposit $10 million in Columbia's Short Term Bond Fund as sticky assets and $20 million in the Growth Stock Fund and, in return, was permitted to make unlimited trades of up to $2 million each month. This agreement was approved by defendant James Tambone, Columbia Distributor's CEO and Gustafson, the portfolio manager of the Growth Stock Fund. Pursuant to this agreement, Ritchie made approximately 18 round trip trades in the Growth Stock Fund from June 2002 through September 2003.

3. Canary

98. Beginning as early as 1998, Edward J. Stern was engaged in market timing and late-trading activities in the mutual fund industry. During the Class Period, Canary was engaged in market

timing at approximately 36 fund families, including Columbia, and those transactions were facilitated by approximately 18 broker-dealers and several large financial institutions.

99. In 2002, Canary began negotiating with Columbia though various intermediaries to obtain timing capacity in Columbia funds. As evidenced by documents obtained by Plaintiff's counsel from Timing Witness #1, a "capacity consultant" to Canary, James Nesfield, e-mailed Lawrence M. Kaplow of Columbia on April 29, 2002 concerning Canary's interest in negotiating an explicit agreement to time Columbia funds in return for sticky assets. In an e-mail response the same day Kaplow stated:

> We had discussed trying to narrow down the field to some specific funds that your clients might have an interest in. I've spoken with representatives at both Liberty (Acorn) and Columbia. It appears that we will have to speak directly to the managers of the funds in order to confirm the negotiated frequencies. From my initial conversations, I feel that we will be able to accommodate your client depending on the size of the investment. If you could give me a better idea of the investment amount and the particular funds, I should be able to get back to you with a firm answer in fairly short order.

100. Later that year, as evidenced by documents obtained by Plaintiff's counsel from Timing Witness #1, in November 2002, Damon LaTanzi of Cantella offered Canary timing capacity in the Liberty Select Value Fund. In an e-mail dated November 7, 2002 to Noah Lerner of Canary, LaTanzi stated:

> Liberty Funds (COLGX) is reviewing our timing offer. They have an opening because of a previous timer who is no longer using the capacity. His deal was 3 trades per month with a 1:1 timing to sticky money ratio. I've asked for an extra trade and a reduction in the amount of sticky money, so we'll see if they accept or if they'll want to stay within the previous parameters. They seemed to think $20 million trade size wouldn't be a problem. They also wanted to know, assuming a deal could be reached, what the time frame was for getting the assets in place.

101. A few days later LaTanzi sent a follow up e-mail to update Lerner on his continuing discussions with Columbia. LaTanzi stated:

> While they do have some capacity available, and the fund manager doesn't necessarily object, they're getting much tougher about letting people time, so we have to come up with an offer that they'll take to the President of the company for final approval. Contrary to what they told me before, they'll only consider letting us use 1% of the fund, which would be $11 million. Also, we need to have as close a ratio of 1:1 sticky to timing as you can work out. Obviously, 1:1 exactly would have the best chance of succeeding if it's feasible for you. My contact said no less than 65% sticky would even be in the ballpark. They'd want you to put the sticky money in a different fund from a fund family they've acquired, either the Columbia High Yield Bond (CMHYX) or the Columbia Short Term Bond (CUGGX).

Clearly, Columbia's interest was not in protecting its funds and its long-term shareholders, but rather in ensuring that it sold there customers out at the highest price possible.

102. Late in 2002, Ryan Goldberg of Brean Murray offered Canary $5 million in capacity in the Columbia High Yield Fund. The terms were one round trip per month. Canary paid Goldberg a 50 basis point wrap fee for this capacity and used it until Canary was subpoenaed by the New York Attorney General in July 2003. Pursuant to this arrangement, which was approved by the fund's portfolio manager, Canary made seven round trip trades in the Columbia High Yield Fund in an average amount of $2.5 million each between November 2002 and July 2003. Canary was also offered and accepted $12.5 million in capacity in the Liberty High Yield Fund negotiated by another "capacity consultant," David Byck.

103. In February or March 2003, Canary was offered and accepted a total of $37 million in capacity in three Columbia funds: the Columbia Select Value Fund, the Columbia Growth & Income Fund, and the Columbia Growth Stock Fund. This arrangement was also negotiated by Ryan Goldberg who had left Brean Murray to form his own company, Epic Advisors, along with Michael Grady, a

former officer at Brean Murray, and was approved by the National Sales Manager of defendant Columbia Distributor. The terms of the deal were two round trip trades per fund each month. At roughly the same time yet another capacity consultant, Michelle Brugman, offered Canary similar capacity through Peter Sinatra, a senior Columbia sales person, however, since the terms offered Canary were no better than the already funded arrangement negotiated by Ryan Goldberg, Canary did not utilize capacity offered by Brugman and Sinatra.

90. Canary also used defendant STC's electronic trading platform to time and late trade the Columbia Funds when such funds were known as the Liberty and Stein Roe Funds. Due to its business of processing trades for third party administrators and custodial accounts, STC had the ability to submit trades as late as 9:00 p.m. Eastern time and still receive the 4:00 p.m. price. Between May 2000 and July 2003, Canary used STC's platform to trade shares of approximately 397 different mutual funds, including Liberty and Stein Roe Funds. Almost all of these trades were submitted to STC after 4:00 p.m. Eastern time, and approximately 82% were sent to STC between 6:00 p.m. and 9:00 p.m. In return, STC was paid 4% of the profits Canary earned from its trading using STC's platform.

4. Calugar and Security Brokerage

104. In or around April 1999, defendant Calugar reached an agreement with Columbia Distributor allowing him to place up to $50 million in the Columbia Growth Stock Fund and a fund targeting investments by children, the Young Investor Fund, with permission to make one round trip per month using his entire position. Gustafson, the portfolio manager for the Columbia Growth Stock Fund, as well as Columbia Distributor's Managing Director of National Accounts, approved this arrangement. Calugar's timing of Columbia Funds was not restricted to this arrangement, however. He also made additional timing trades in the following Columbia funds, including the funds in which he had

negotiated capacity: the Young Investor Fund (200 round trip trades of up $2.3 million during 2000); the Stein Roe International Fund (13 round trip trades during the four month period January through April 2000); the Columbia Growth Stock Fund (70 round trip trades of up to $4 million between January 2000 and February 2001); and the Newport International Equity Fund (20 round trip trades in amounts of up to $6.6 million between 2000 and January 2001). The magnitude and frequency of Calugar's trading was such that it would have been detected by Columbia's DTS and TA computer systems, which were designed to flag market timing.

5. **Salvatore Giacalone**

105. In late 2000, Columbia Distributor, with the approval of its President, entered into an agreement with defendant Salvatore Giacalone ("Giacalone"), a financial consultant with Salomon Smith Barney's Waltham, Massachusetts branch, that permitted Giacalone to make four round trip trades per month of up to $15 million in the Newport Tiger Fund in return for Giacalone's placing $5 million in long-term assets in Acorn Funds. This arrangement was approved by the head of the Newport Fund Group. Giacalone engaged in additional market timing activities in the Newport Tiger Fund as well (43 round trip trades during the six month period November 2000 through April 2001, 30 of these in the first two months of 2001 alone).

6. **Loeser**

106. In late 1998, Columbia Distributor entered into an arrangement with defendant Loeser, allowing Loeser to make five round trip trades per month of up to $8 million in the Columbia Growth Stock Fund. Columbia Distributor's Senior Vice President; defendant Stephen E. Gibson, the President of the Stein Roe fund complex, to which the Growth Stock Fund belonged at that time; and Gustafson, the Growth Stock Fund portfolio manager, all approved this arrangement. Defendant Loeser also

engaged in market timing in the Young Investor Fund. During the first five months of 2000, Loeser made approximately 20 round trip trades in the Young Investor Fund in amounts of up to $16.6 million each.

7. Signalert

107. Beginning in 1999, pursuant to arrangements with Columbia Distributor, defendant Signalert invested $7.5 million in the Growth Stock Fund and $7.5 million in the Young Investor Fund in exchange for the ability to make up to 10 round trip trades annually in each of these two funds. Under the arrangement, Signalert was also required to place $5 million in each of six funds, trading just once a quarter.

108. In response to Columbia Distributor senior management's subsequently pushing to increase the size of Signalert's investments, in late 1999, as part of a "sticky-asset" arrangement, Signalert agreed to place an additional $10 million in the Growth Stock and Young Investor funds, and to invest and maintain other assets in a money market fund. In return, as approved by Gustafson, the portfolio manager of the Growth Stock and Young Investor funds, Columbia Distributor allowed Signalert to make up to 12 round trip trades per year in each of these two funds. In fact, defendant Signalert's timing of the Growth Stock and Young Investor Funds exceeded the terms of these arrangements. During the first 11 months of 2000, Signalert made over 60 round trip trades in the two funds, an average of one every one to two weeks. Overall, during the period 2000-2001, Signalert made more than 50 round trip trades in the Growth Stock Fund and approximately 50 round trip trades in the Young Investor Fund.

109. Defendant Signalert's timing activities extended to other Columbia funds as well. In 2001, Signalert also timed the Stein Roe Income Fund - a bond fund (8 round trip trades in the month of

November 2001); the Acorn Fund - a small to mid cap fund (15 round trip trades during the period March 2001 through February 2003); the Galaxy Equity Value Fund - a large cap fund (23 round trip trades during the period February 2001 through January 2002); and the Galaxy Growth & Income Fund (25 round trip trades from February 2001 through January 2002).

8. Alan Waldbaum

110. During late 2002, Defendant Columbia Distributor agreed to permit defendant Waldbaum to make 10 round trip trades per year in the Columbia Tax Exempt Fund, a municipal bond fund, in exchange for Waldbaum's agreeing to move less than $5 million each time and to always maintain $2 million in the fund. The portfolio manager for the Tax Exempt Fund, Kimberly Campbell, approved this arrangement. Pursuant to this agreement, Waldbaum made 10 round trip trades in the Tax Exempt Fund from November 2002 through October 2003.

9. Tandem

111. By early 2000, defendant Tandem had entered into an arrangement with Columbia Distributor, approved by its Senior Vice President, permitting Tandem to make an unlimited number of trades in one or more of the Columbia Funds. Pursuant to this agreement, between February 2000 and September 2003, Tandem made more than 100 round trip trades in the Tax Exempt Fund.

10. Prudential

112. Prudential also had a substantial market timing business that impacted Columbia funds. Between January 1, 2001, and September 15, 2003, market timing customers connected to Prudential's Boston office, with Prudential's knowledge and assistance, purchased and exchanged mutual fund shares worth more than $ 31,600,000 from Columbia, including more than $ 14,500,000 for Prudential client Global and more than $ 10,850,000 for Prudential client Headstart.

113. On February 13, 2004, *The Boston Globe* reported that Liberty employees had helped there Prudential brokers in Boston circumvent the Liberty Funds market timing safeguards. In this respect, the article stated the following:

> The Liberty [presently Columbia] funds have been implicated in another case involving former brokers at Prudential Securities' Boston office who have been charged by the SEC and Massachusetts regulators with running a market timing scheme on behalf of several hedge funds. *The brokers, Martin Druffner and Justin F. Ficken, have testified to regulators that Liberty employees advised them how to evade trading blocks the funds placed on their accounts, according to testimony reviewed by the Globe.*

[Emphasis added.]

114. The market timing by customers of Prudential's Boston office affected the following Columbia funds, at a minimum: Columbia Strategic Income Fund; Columbia High Yield Opportunity Fund; Columbia Newport Tiger Fund; Columbia Acorn International Fund; Columbia Growth & Income Fund; Columbia Liberty Fund; Columbia Federal Securities Fund; Columbia Tax-Exempt Fund; Columbia California Tax-Exempt Fund; Columbia Massachusetts Tax-Exempt Fund; Columbia Europe Fund; Columbia Newport Tiger Fund; Columbia Acorn International Fund; Columbia Newport Asia Pacific Fund; Columbia Intermediate Bond Fund; Columbia High Yield Opportunity Fund; Liberty Newport Japan Opportunities Fund; Liberty Intermediate Government Fund; and Columbia Mid Cap Growth Fund.

115. While the timing activity in Prudential's Boston office was substantial, the timing activity in Prudential's New York office was even greater. According to a large mutual fund market timer who ran a market timing hedge fund, Fred O'Meally, who worked at Prudential's offices in New York, had a $500 million book of timing business. O'Meally was fired by Prudential in September 2003 and is currently under investigation by both the SEC and the New York Attorney General.

11. Samaritan

116. During the Class Period, according to interviews with Timing Witness #1, defendant Samaritan was well known to have engaged in the improper market timing of the Columbia Funds.

12. Schield

117. According to two former fund coordinators at Schield Management, and a current account administrator who has been at Schield since 2000, Schield was, at least until the market timing scandal erupted, a "market timing company." According to one of the fund coordinators, Schield placed trades in various mutual funds, including Columbia Funds, on behalf of private clients.

13. Broker-Dealers Timing Through Bank of America

Defendants Aurum, Trautman and Pritchard, through defendant Bank of America, engaged in massive market timing of Columbia Funds on behalf of Canary and numerous other market timers. For customers other than Canary, these brokers engaged in round-trip market timing transactions valued at approximately $21,200,000 (Aurum), $123,700,000 (Trautman), and $11,100,000 (Pritchard) in the following Columbia Funds, among others: Columbia Common Stock Fund, Columbia Fixed Income Securities Fund, Columbia Growth Fund, Columbia International Stock Fund, Columbia Short Term Bond Fund, Columbia Small Cap Fund, Columbia Special Fund, Liberty Acorn International Fund, Liberty Federal Securities Fund, Liberty Intermediate Government Fund, Liberty Newport Global Equity Fund, Liberty Newport International Equity Fund, Liberty Newport Tiger Fund, Stein Roe Intermediate Bond Fund and Stein Roe International Fund. Canary accounted for only approximately $89,700,000 of the total amount of $245,700,000.

(D) Numerous Entities Facilitated Market Timers' Excessive Trading in the Columbia Funds

118. The market timers that invested in the Columbia Funds knowingly entered into the secret arrangements that either they or their broker-dealers negotiated with Columbia on their behalf. To put their trading models into practice at Columbia, market timers used a variety of entities to facilitate their trades, such as third party administrators who had access to the NSCC clearing platform and financial institutions that would finance their activities. Witnesses and documents reveal that a number of entities were heavily involved in timing the Columbia Funds.

1. Broker-Dealers Knowingly Participated in Improper Trading at Columbia

119. As detailed by Timing Witness #1, market timing quickly became a well-known, niche business that was catered to by various financial institutions, including brokers and brokerage firms. In fact, various major brokerage firms, including defendants Prudential and Cantella, were known throughout the market timing industry as "timing" brokers, where market timers could go for market timing capacity. As the competition for capacity increased dramatically, market timers, including Canary, became increasingly reliant upon other institutions, including brokers and brokerage firms, to facilitate their trading strategies. This dramatic increase in competition allowed Columbia and other fund families to "up the ante" on timing capacity, including requiring the deposit of "sticky assets" within the fund complex in exchange for the timing capacity. In fact, according to Timing Witness #1, and as detailed above, the brokers and brokerage firms used the "sticky assets" from their clients as leverage with the fund complexes to secure market timing capacity.

2. The Clearing Defendants Participated in and Actively Facilitated the Market Timing of the Columbia Funds

120. The active participation in and facilitation of market timing and/or late trading by financial institutions, acting as clearing platforms for market timing and late trading, was central to the success of defendants' scheme. During the Class Period, many of the largest financial firms in the country, including defendants Bank of America, Bear Stearns, STC and Prudential (*i.e.*, the "Clearing Defendants") acted as key conduits of the market timing/late trading activities described herein. The Clearing Defendants serviced both brokers who specialized in timing (including brokers from within the ranks of the Clearing Defendants, who often earned as much as $15 million a year in commissions from timing activities alone) and timers directly.

121. The Clearing Defendants recklessly and/or knowingly disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by the market timers and substantially assisted and participated in such excessive trading. Moreover, the Clearing Defendants specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, Prudential developed a "shotgun" system that enabled market timers to scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades by hedging against the risk that "capacity" would be able taken before they placed their orders were they to have placed their order in only one or a few fund families. Other Clearing Defendants, such as Bear Stearns and Bank of America actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions at their whim, while the Clearing Defendants captured the resulting fees and commissions.

122. The Clearing Defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the

fees and commissions they received for processing the market timer and late trading transactions. The Clearing Defendants also benefited from their role as the executors of market timing and late trading by leveraging various quid pro quo benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and private client services. By collecting such fees and other benefits, the Clearing Defendants directly benefited from the rapid in-and-out trading by certain of the market timers, to the detriment of long-term fund investors who bore the transaction costs and other harms of such excessive trading.

123. Throughout the Class Period, Bear Stearns facilitated market timing in the Columbia Funds. Bear Stearns actively facilitated the improper trading of mutual funds by knowingly permitting its affiliated broker-dealers, including Brean Murray which cleared exclusively through Bear Stearns, to execute market timing and late trades over its clearing platform. Moreover, Bear Stearns' employees expressly approved this trading. Bear Stearns also actively communicated with various market timers and mutual fund firms to further the improper trading via the firm's platform.

124. Senior Bear Stearns employees approved the use of the firm's trading platform for this improper purpose. During the Class Period, representatives of Brean Murray met with Michael Zackman of Bear Stearns to specifically discuss arranging market-timing and late-trading capabilities through the firm's platform. This meeting resulted in Bear Stearns installing a computer in Brean Murray's offices that accessed its trading platform, known internally as the Bear Stearns Mutual Fund Routing System ("MFR System"). The MFR System provided Brean Murray with a direct link to Bear Stearns' clearing platform through which Brean Murray could make automated market timing trades at will.

125. Bear Stearns also provided its network of brokers with access to the MFR System so that they could engage in late trading. For instance, Bear Stearns permitted its affiliated brokers at Brean Murray to enter trades as late as 5:30 p.m. ET, but at the price set as of 4:00 p.m. ET. Furthermore, Bear Stearns permitted its brokers to employ deceptive strategies to avoid detection from regulators and internal monitors. For example, the time stamp function on the MFR System was disabled so that there was no record of when the late trades were placed.

126. Throughout the Class Period, Bear Stearns profited from its participation in the market timing and late trading scheme. Bear Stearns profited from the commissions and fees generated from timers trading over the firm's platform. Bear Stearns also profited from the various other arrangements it extended to timers, including financing of the improper activities.

(E) Columbia's Failure to Limit Market Timing Was Evident from Excessive Turnover Rates

127. In addition to the explicit examples of the Columbia Defendants' knowledge and/or reckless disregard of the improper trading, other indicators of market timing should have been apparent to them. For instance, during the year 2000, the fund assets in the Galaxy Small Company Equity Fund Retail Class A (GASEX) (n/k/a Columbia Small Company Equity Fund Class T, as of Nov. 18, 2002) turned over approximately 4.99 times. During the year 2001, the fund assets in the Liberty Tax-Managed Growth Fund Class B (CTMBX) (n/k/a Columbia Tax-Managed Growth Fund Class B, as of Oct. 13, 2003) turned over approximately 8.48 times. During the year 2001, the fund assets in the Galaxy Small Company Equity Fund Retail Class A (GASEX) turned over approximately 6.72 times. During the year 2002, the fund assets in the Liberty Newport Tiger Fund Class Z (CNTZX) (n/k/a the Columbia Newport Tiger Fund Class Z, as of Oct. 13, 2003) turned over approximately 5.06 times. Such abnormally high turnover rates are strongly indicative of timing activity and would have been

flagged by Columbia's DST and TA systems described above. In light of such data, the Columbia Defendants knew or should have known of the improper trading in the Columbia Funds detailed herein.

(F) <u>The Prospectuses Were Materially False and Misleading</u>

128. None of the Prospectuses issued for any Columbia fund during the Class Period contained any disclosure regarding the material fact that Columbia had agreed to allow wealthy hedge funds and other market timers to steal mutual fund profits that rightfully belonged to long-term holders.

129. The Prospectuses were materially false and misleading because they each failed to disclose the material and adverse facts set forth in paragraphs 79 - 128 above including, *inter alia*, that:

a. Columbia had entered into secret agreements allowing certain preferred investors that permitted these investors to time their trading of the Columbia Funds shares;

b. Pursuant to those agreements, certain preferred investors regularly timed their trading in the Columbia Funds shares;

c. The Columbia Defendants regularly allowed certain preferred investors to engage in trades that (i) stole profits from long-term fund holders, (ii) were disruptive to the efficient management of the Columbia Funds, and (iii) increased the Columbia Funds' costs and thereby reduced the Columbia Funds' actual performance; and

d. Defendants benefited financially from market timing and late trading activity at the expense of long-term buy and hold investors in Columbia Funds.

130. To make matters worse, from 1998 through 2000, the Prospectuses for various of the Columbia funds contained disclosures stating that shareholders were permitted only a limited number of exchanges during a given period. Further, beginning in May 1999, certain of the Columbia funds

belonging to the Acorn Fund Group began representing in the Prospectuses that "[t]he Acorn funds do not permit market timing and have adopted policies to discourage this practice."

131. In addition, in the fall of 2000, a number of Columbia funds belonging to Liberty at the time also began representing in their Prospectuses that "[t]he Fund does not permit short-term or excessive trading in its shares." By the Spring of 2001, the rest of the Columbia Funds belonging to Liberty began including this language in their Prospectuses. Columbia Management retained this disclosure language upon Fleet's acquisition of the funds from Liberty and in mid-2002, adopted the same disclosure for more of the funds that had belonged to Fleet prior to the acquisition.

132. Thus, the language of the Prospectuses indicated that Columbia would actively monitor excessive market timing and short-term trading because of the harm this type of trading has on the performance of the Columbia Funds. Further, the Prospectuses indicated that market timing activity and short-term trading would not be tolerated.

ADDITIONAL SCIENTER ALLEGATIONS

133. As alleged herein, defendants acted with scienter in that they knowingly or recklessly participated in a scheme to defraud Lead Plaintiff and other purchasers and holders of Columbia mutual funds and earned substantial profits from their participation in said scheme as set forth below.

(A) The Columbia Defendants

134. As described above, several Columbia Management portfolio managers (including those for the Growth Stock Fund, the Newport Tiger Fund, the High Yield Fund, the Young Investor Fund, and the Tax Exempt Fund) knew of and acquiesced in the arrangements described above, negotiated by defendant Columbia Distributor, allowing market timing of the Columbia Funds. Further, senior executives of defendants Columbia Management, Columbia Distributor and Columbia Services knew

that there was short-term trading in the Columbia Funds and were aware of the concerns voiced by the portfolio managers, among others, about the potential negative impact this trading could have on the funds and long-term shareholders. For example:

a. By the beginning of 2000, Columbia Distributor's Senior Vice President expressed concern about the potentially harmful effect that defendant Calugar's frequent trading was having on the relevant Columbia Funds;

b. In the spring of 2000, shortly after Calugar's trading in the Stein Roe International Fund had peaked, the fund's liaison with Columbia Distributor sent an e-mail to the heads of Columbia Management, Columbia Distributor and Columbia Services with a chart showing that defendant Caluger had made round trip trades in the fund totaling more than $100 million in six weeks alone;

c. In an August 2000 e-mail, the Newport Tiger Fund's portfolio manager complained about defendant Ilytat's trading to the head of Columbia Management and the President of Columbia Distributor, stating:

> Their active trading has increased and it has become unbearable. There will be long term damage to the fund...."Let's understand that they [timers] really are not investors. They take advantage of the fund's delayed pricing mechanism which almost guarantees a risk free return . . . I hope wholesalers understand that by accepting a flipper's [*i.e.*, a short-term trader's] investment they do damage to the fund's performance, tax status, and the other shareholders (their clients);

d. In August of 2000, the Tiger Fund's portfolio manager wrote to the President of Columbia Distributor and a Columbia Management senior executive that Ilytat's trading activity would cause long-term damage to the fund;

e. In March 2001, in another e-mail sent to the head of Columbia Management and to the President of Columbia Distributor, the Tiger Fund's portfolio manager stated that, "Newport . . .

and the fund's long-term shareholders are all negatively impacted by flippers." He suggested that action be taken to halt timing activity in the fund. The portfolio manager also spoke directly with the heads of defendants Columbia Management, Columbia Distributor and Columbia Services to voice his concerns about the negative impact on his funds from market timers' frequent movements of large amounts of cash in and out of the funds. The portfolio manager also spoke with Keith T. Banks, the CEO of Columbia Group, the common parent of defendants Columbia Management, Columbia Distributor and Columbia Services, about his concerns;

f. In December 2001, the portfolio manager of the Acorn International Fund, Leah Zell, complained that "timer money has created large swings in cash balances that are unprecedented . . . very disruptive . . . I believe timers hurt long term shareholders." Four days later, she noted that "Today . . . one percent of the [fund's total] cash went out the door, making a mockery of the notion of managing cash levels . . . We should talk about what to do;"

g. In July 2002, the Tiger Variable Fund's portfolio manager experienced a problem with excess cash redemptions. The President of Columbia Services wrote to the President of Columbia Distributor informing him that the fund was "still being plagued by market timers," who were "impacting [the portfolio manager's] ability to manage this fund, and likewise, impacting shareholders";

h. In September 2002, Columbia Services reported to Columbia Distributor's Managing Director that, "Despite the tools currently available to us, timers continue to disrupt fund performance and management as well as exaggerate sales figures"; and

i. In November 2002, a Columbia portfolio manager attempted to quantify the impact of fund timing in the following terms: "[F]yi, the impact of market timers can be understood by looking at the mutual funds vs. a representative account run by the same manager with an identical mandate. [T]he tiger fund is a good example since [I] run both of these accounts. The estimate of 400 bps impact would be a fair approximation. You can see the smaller funds of [J]apan and [E]urope have been hurt much worse . . ."

135. Further, Defendant Columbia Distributor not only knew of and approved the market timing arrangements described above, it also actively interfered with attempts to end market timing in the Columbia Funds on numerous occasions by instructing defendant Columbia Services to allow investors with approved timing arrangements to engage in rapid short-term trading of Columbia Funds. For example:

a. In 2000, a Columbia Distributor sales executive halted efforts to stop defendant Giacalone from making almost daily round trips in the Newport Tiger Fund;

b. In March 2001, Columbia Distributor's Senior Vice President directed the Columbia Services manager responsible for market timing to call an Acorn International Fund portfolio assistant and tell her that it was "inappropriate" for her to have called the broker handling Ilytat's account and to have asked the broker to stop Ilytat from violating the fund's short-term trading policy;

c. By March 2001, Columbia Distributors had Ilytat placed on a list of "Authorized Accounts for Frequent Trading" maintained by Columbia Services. Columbia Services took no action against persons on this list no matter how frequent their trading.

d. In December 2001, Columbia Distributor's Senior Vice President again intervened when the Acorn International Fund's portfolio manager complained about Ilytat's market timing adversely impacting her fund and tried to halt it. Ilytat was allowed to continue trading;

e. In 2002, Columbia Distributor's Managing Director for National Accounts, personally intervened to reverse a stop placed on Ilytat's trading by Columbia Services market timing surveillance personnel;

f. In January 2003, a Columbia Distributor Sales Manager insisted that no restrictions be placed on defendant Waldbaum's trading because of the arrangement with him discussed above;

g. In early 2003, a Columbia Distributor Sales Manager intervened when Columbia Services tried to stop Tandem from making additional trades in the Tax-Exempt Fund. She wrote to the Columbia Services market surveillance manager, "Tandem Fin'l . . . are [sic] an advisor that we have a very close relationship with. We definitely do not want to restrict them," and further stated that "there are certain relationships like Tandem that are allowed to time based on prior discussions." As a result of this intervention, Tandem was allowed to continue trading in the Tax Exempt Fund;

h. In March 2003, a Columbia Distributor executive intervened to allow Signalert to trade in the Columbia High Yield Fund despite a previous bar on excessive trading.

136. In addition, as demonstrated above, each of the Columbia Defendants knew that this market timing activity was enormously harmful to long-term buy and hold investors in Columbia funds. Indeed, prospectuses for Columbia funds acknowledged that "[e]xcessive purchases, redemptions or exchanges of Fund shares disrupt portfolio management and increase Fund expenses."

137. Moreover, each of the Columbia Defendants knew that the public documents and statements issued or disseminated in the name of the Columbia Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing

public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws.

138. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Columbia Funds, their control over, and/or receipt and/or modification of Columbia Funds' allegedly materially misleading misstatements and/or their associations with the Columbia Funds which made them privy to confidential proprietary information concerning the Columbia Funds, participated in the fraudulent scheme alleged herein.

139. Additionally, the Columbia Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. Large investors attracted to the Columbia Funds by market timing arrangements increased the amount of assets under management and permitted Columbia Management, among other things, to receive increased management fees. Thus, the large infusions of cash provided by market timers, while detrimental to other investors in the funds themselves, were a source of large profits to the Columbia Defendants by dramatically increasing the amounts of assets under management, and thereby increasing the dollar amount of fees payable from these assets.

(B) The Market Timing Defendants

140. The Market Timing Defendants timed and/or late traded Columbia Funds to the detriment of Lead Plaintiff and members of the Class. The Market Timing Defendants' scienter is evidenced by one or more of the following: (i) an explicit agreement to time Columbia Funds; (ii) their awareness of the Prospectuses' language prohibiting market timing and the fact that that their agreements with Columbia were not publicly disclosed; (iii) their awareness that this activity came at long-term holders'

expense; and (iv) their awareness that Columbia had mechanisms in place to prevent market timing that were being circumvented or ignored as to the Market Timing Defendants.

(C) The Clearing Defendants

141. The Clearing Defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the fees and commissions they received for processing the market timing and late trading transactions. The Clearing Defendants also benefited from their role as the executors of market timing and late trading by leveraging various quid pro quo benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and private client services. By collecting such fees and other benefits, the Clearing Defendants directly benefited from the rapid in-and-out trading by certain of the market timers, while harming long-term fund investors who bore the transaction costs and other harms, as described herein, of such excessive trading.

CAUSES OF ACTION

FIRST CLAIM FOR RELIEF

VIOLATION OF SECTION 11 OF THE SECURITIES ACT

(Against the Registrants, Columbia Distributor and the Trustee/Director Defendants)

142. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth herein, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation to the extent such allegation could be construed as alleging fraud or intentional or reckless misconduct.

143. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, against the Registrants, Columbia Distributor, and the Trustee/Director Defendants on behalf of those Class members who purchased any of the Funds subject to a Prospectus whose effective date was on or after February 13, 2001.

144. Defendants violated Section 11 of the 1933 Act in that the Prospectuses issued for the Columbia Funds contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. Contrary to the representation that it was Columbia's policy and practice to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, in fact, such timed trading was taking place and the policy was only enforced selectively;

b. Columbia regularly allowed, and had entered into agreements which allowed, certain investors to engage in timed trading that was disruptive to the efficient management of the Columbia Funds and/or increased the Columbia Funds' costs and thereby reduced the Columbia Funds' actual performance; and

c. Pursuant to these unlawful agreements, Columbia benefited financially at the expense of the Columbia Fund investors.

145. Defendants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

146. Defendants, and each of them, had the duty to investigate the information contained in the Prospectuses and failed to satisfy that duty. Defendants, and each of them, owed to the Columbia Fund shareholders, including Lead Plaintiff Jackie Williams, the duty to ensure that the statements contained in the Prospectuses were true and complete and that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the Prospectuses, as herein alleged, defendants, and each of them, are liable to Lead Plaintiff Jackie Williams and the Class.

147. Prior to purchasing and/or reinvesting in Columbia Fund shares, Lead Plaintiff and Class members were provided with the appropriate Prospectuses, without the knowledge of the untruths and/or omissions contained therein. Lead Plaintiff Jackie Williams and Class members purchased and/or reinvested in the shares of the Columbia Funds traceable to the false and misleading statements and omissions in the Prospectuses.

148. As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the Prospectuses, Lead Plaintiff Jackie Williams and Class suffered substantial damages.

149. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the Columbia Funds shares traceable to the defective Prospectuses, Lead Plaintiff Jackie Williams and Class members were without knowledge of the facts concerning the false and misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

SECOND CLAIM FOR RELIEF

VIOLATION OF SECTION 12(a)(2) OF THE SECURITIES ACT

(Against Columbia Distributor)

150. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth herein, except that for purposes of this claim, Lead Plaintiff excludes and disclaims any allegation to the extent such allegation could be construed as alleged fraud or intentional or reckless misconduct.

151. This claim is brought against Columbia Distributor pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2) on behalf of those Class members who purchased any of the Funds on or after February 13, 2001.

152. Columbia Distributor was responsible for the preparation and dissemination of the Prospectuses referred to above. Each Prospectus contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. Contrary to the representation that it was Columbia's policy and practice to monitor, detect, deter, and prevent market timing because of its adverse effect on long-term investors, market timing routinely went unchecked and the Columbia Defendants enforced their stated policy only selectively;

b. Columbia entered into express agreements which permitted certain investors to engage in trades that were disruptive to the efficient management of the Columbia Funds and/or increased the Columbia Funds' costs, thereby reducing performance; and

c. Pursuant to these unlawful agreements, Columbia benefited financially at the expense of the Columbia Fund investors.

153. Columbia Distributor owed to Lead Plaintiff and other Class members the duty to make reasonable and diligent investigation of the statements contained in each Prospectus and other offering materials to insure that such statements were true and that there were no omissions of material fact required to be stated in order to make the statements contained therein not materially misleading.

154. Columbia Distributor sold and/or solicited the sale of shares in the Columbia Funds pursuant to the Prospectuses referred to above for Columbia's financial gain.

155. Lead Plaintiff and other Class members purchased shares in the Columbia Funds pursuant to these false and misleading Prospectuses. Lead Plaintiff and other Class members did not know, and in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in or made in connection with the Prospectuses.

156. By reason of the misconduct alleged herein, Columbia Distributor violated Section 12(a)(2) of the Securities Act and Lead Plaintiff and other Class members who purchased shares in the Columbia Funds have the right to rescind and recover the consideration paid for those shares, and those whose shares have less value than at the time these shares were purchased hereby elect to rescind and tender their shares to Defendant Columbia Distributor. Lead Plaintiff and other Class members who have sold their shares are entitled to rescissory damages.

157. This claim was brought within the applicable statute of limitations. At the time they purchase and/or reinvested in the Columbia Funds shares traceable to the defective Prospectuses, Lead Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements and omissions herein and could not reasonably have possessed such knowledge.

THIRD CLAIM FOR RELIEF

VIOLATION OF SECTION 15 OF THE SECURITIES ACT

(Against Bank of America, Columbia Group, Columbia Management and Columbia Wanger)

158. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth herein, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation to the extent such allegation could be construed as alleging fraud or intentional or reckless misconduct.

159. This claim is brought pursuant to Section 15 of the Securities Act against Bank of America, Columbia Group, Columbia Management, and Columbia Wanger on behalf of those Class members who purchased any of the Funds on or after February 13, 2001.

160. The Registrants and Columbia Distributor are liable under Section 11 or 12(a)(2) of the Securities Act as set forth herein.

161. Bank of America, Columbia Group, Columbia Management and Columbia Wanger were "control persons" of the Registrants and Columbia Distributor within the meaning of Section 15 of the Securities Act, by virtue of their operational control and/or authority over such funds. Bank of America, Columbia Group, Columbia Management and Columbia Wanger, directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants and Columbia Distributor to engage in the wrongful conduct complained of herein. Bank of America, Columbia Group, Columbia Management and Columbia Wanger issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

162. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Bank of America, Columbia Group, Columbia Management and Columbia Wanger are liable to Lead Plaintiff to

the same extent as are each of the Registrants and Columbia Distributor for their primary violations of Section 11 or 12(a)(2) of the Securities Act.

163. By virtue of the foregoing, Lead Plaintiff Jackie Williams and other Class members are entitled to damages against Bank of America, Columbia Group, Columbia Management, and Columbia Wanger.

FOURTH CLAIM FOR RELIEF

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

(Against Columbia Management, Columbia Wanger, the Registrants, Columbia Distributor, Columbia Services, the Market Timing Defendants, the Clearing Defendants, and Defendants Gibson, Palombo, Tambone and Tasiopoulos)

164. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

165. This claim is brought pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, against Columbia Management, Columbia Wanger, the Registrants, Columbia Distributor, Columbia Services, the Market Timing Defendants, the Clearing Defendants, and Defendants Gibson, Palombo, Tambone and Tasiopoulos on behalf of all Class members who purchased shares of the Columbia Funds during the Class Period.

166. During the Class Period, each of the defendants participated in a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other members of the Class, as alleged herein and caused Plaintiff and other members of the Class to purchase Columbia Funds' shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

167. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and/or (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Columbia Funds' securities, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Columbia Funds' assets and otherwise distorted the pricing of Columbia Funds' shares in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

168. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in the manipulative scheme alleged herein.

169. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading in Columbia Funds and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

170. Defendants knowingly participated in the manipulative scheme alleged herein and/or had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

171. As a result of the manipulative scheme alleged herein and/or defendants' dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of Columbia Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made in the Prospectuses, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiff and the other members of the Class were damaged by acquiring the shares or interests in the Columbia Funds during the Class Period at distorted prices.

172. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity and believed them to be true. Had Plaintiff and other members of the Class known of the truth concerning the Columbia Funds' operations, which were not disclosed by defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares at the distorted prices which they paid.

173. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

174. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class have suffered damages.

FIFTH CLAIM FOR RELIEF

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

(Against Columbia Management, Columbia Wanger, the Registrants, Columbia Distributor, Columbia Services, the Market Timing Defendants, the Clearing Defendants, and Defendants Gibson, Palombo, Tambone and Tasiopoulos)

175. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

176. This claim is brought pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, against Columbia Management, Columbia Wanger, the Registrants, Columbia Distributor, Columbia Services, the Market Timing Defendants, the Clearing Defendants, and Defendants Gibson, Palombo, Tambone and Tasiopoulos on behalf of all Class members who held Columbia Funds during the Class Period and were injured in connection with the purchase and/or sale of the Columbia Funds by market timers, as alleged herein.

177. During the Class Period, each of the defendants participated in a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other members of the Class, as alleged herein and caused Plaintiff and other members of the Class to hold Columbia Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

178. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and/or (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Columbia Funds' securities, including Plaintiff and other members

of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Columbia Funds' assets and otherwise distorted the pricing of Columbia Funds' shares in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

179. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in the manipulative scheme alleged herein.

180. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading in Columbia Funds and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

181. Defendants knowingly participated in the manipulative scheme alleged herein and/or had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

182. As a result of the manipulative scheme alleged herein and/or defendants' dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of Columbia Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and

misleading statements made in the Prospectuses, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiff and the other members of the Class were damaged by Columbia's permitting market timers to effectively steal profits belonging to the Class.

183. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and other members of the Class known of the truth concerning the Columbia Funds' operations, which were not disclosed by defendants, Plaintiff and other members of the Class would not have continued to hold their shares.

184. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

185. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class have suffered damages.

SIXTH CLAIM FOR RELIEF

VIOLATION OF SECTION 20(A) OF THE EXCHANGE ACT

(Against Bank of America, Columbia Group and the Trustee/Director Defendants)

186. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

187. This claim is brought pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. § 78t, against Bank of America, Columbia Group and the Trustee/Director Defendants.

188. Defendants Columbia Management, Columbia Wanger, Columbia Distributor, Columbia Services and the Registrants violated Section 10(b) of the Exchange Act and Rule10b-5 promulgated thereunder as alleged herein.

189. Defendants were control persons of Columbia Management, Columbia Wanger, Columbia Distributor, Columbia Services and the Registrants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of Columbia Management's, Columbia Wanger's, Columbia Distributor's, Columbia Services' and the Registrants' respective businesses and systematic involvement in the fraudulent scheme alleged herein, defendants each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of Columbia Management's, Columbia Wanger's, Columbia Distributor's, Columbia Services' and the Registrants', including the content and dissemination of the Prospectuses Lead Plaintiff contends are false and misleading. Defendants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

190. In particular, each of the defendants had direct and supervisory involvement in the operations of Columbia Management, Columbia Wanger, Columbia Distributor, Columbia Services and the Registrants and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

191. By virtue of their positions as controlling persons, defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Lead Plaintiff Jackie Williams and other members of the Class have suffered damages.

SEVENTH CLAIM FOR RELIEF

VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT

(Against Bank of America, Columbia Group, the Adviser Defendants and the Trustee/Director Defendants)

192. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

193. This claim is brought on behalf of the Class pursuant to Sections 34(b) of the Investment Company Act, 15 U.S.C. § 80a-33(b), against Bank of America, Columbia Group, the Adviser Defendants and the Trustee/Director Defendants.

194. Under Section 34(b) of the Investment Company Act, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a), 15 U.S.C. § 80a-30(a). It is also unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

195. Defendants made or participated in making untrue statements of material fact in the registration statements of the Columbia Funds.

196. Lead Plaintiff and other members of the Class have been injured as a result of defendants' statements, conduct, and violations.

EIGHTH CLAIM FOR RELIEF

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

(Against Columbia Distributor and the Trustee/Director Defendants)

197. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

198. This claim is brought on behalf of the Class pursuant to Section 36(a) of the Investment Company Act, 15 U.S.C. § 80a-35(a), against Columbia Distributor and the Trustee/Director Defendants.

199. Under Section 36(a), defendants are deemed to owe a fiduciary duty to Lead Plaintiff and other members of the Class with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

200. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Columbia Funds throughout the Class Period, solely for their own benefit, in violation of their fiduciary duties to their customers, *i.e.*, Lead Plaintiff and other members of the Class. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other members of the Class were prevented from making informed decisions about the true value and performance of the Columbia Funds.

201. Lead Plaintiff and other members of the Class have been injured as a result of defendants' statements, conduct, and violations.

NINTH CLAIM FOR RELIEF

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT

(Against the Adviser Defendants, Columbia Distributor and the Trustee/Director Defendants)

202. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

203. This claim is brought on behalf of the Class pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), against the Adviser Defendants, Columbia Distributor, and the Trustee/Director Defendants.

204. Under Section 36(b) of the Investment Company Act, defendants are deemed to owe a fiduciary duty to Lead Plaintiff and other members of the Class with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

205. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Columbia Funds throughout the Class Period and in violation of their fiduciary duties to their customers, *i.e.*, Lead Plaintiff and other members of the Class. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other members of the Class were not able to make informed decisions about the true value and performance of the Columbia Funds.

206. Lead Plaintiff and other members of the Class have been injured as a result of defendants' statements, conduct, and excessive fees.

TENTH CLAIM FOR RELIEF

VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT

(Against Bank of America and Columbia Group)

207. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

208. This claim is brought on behalf of the Class pursuant to Section 48(a) of the Investment Company Act, 15 U.S.C. §80a-47, against Bank of America and Columbia Group.

209. Under Section 48(a) of the Investment Company Act, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

210. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Columbia Funds throughout the Class Period and in violation of their fiduciary duties to their customers, *i.e.*, Lead Plaintiff and other members of the Class. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other members of the Class were unable to make informed decisions about the true value and performance of the Columbia Funds.

211. Lead Plaintiff and other members of the Class have been injured as a result of defendants' statements and conduct as set forth herein.

ELEVENTH CLAIM FOR RELIEF

BREACH FOR FIDUCIARY DUTY/CONSTRUCTIVE FRAUD

(Against the Adviser Defendants, the Registrants and the Trustee/Director Defendants)

212. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

213. This claim is asserted by the Class against the Adviser Defendants, the Registrants and the Trustee/Director Defendants.

214. Defendants owed fiduciary duties to Lead Plaintiff and the Class to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the Columbia family of funds. As a part of their fiduciary duties to Lead Plaintiff and the Class, defendants also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing were complete and accurate, and to ensure that actions were taken to protect long-term holders of mutual fund shares in the Columbia family of funds from damage caused to their investments from market timing.

215. Defendants intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed trading in the Columbia family of funds, by misrepresenting and concealing the existence of such market timing, and by placing their own financial interests above those of Lead Plaintiff and members of the Class.

216. Defendants' breaches of their fiduciary duties to Lead Plaintiff and the Class tended to deceive, to violate public and private confidence and to injure public interests.

217. Lead Plaintiff and members of the Class suffered injury as a result of defendants' conduct in the form of, *inter alia*, the following: increased transaction costs; the requirement that the family of funds to keep excessive cash on hand to pay out timers' redemptions; lower NAV; and higher management fees.

218. Defendants' breaches of their fiduciary duties proximately caused the damages suffered by Lead Plaintiff and the Class.

TWELFTH CLAIM FOR RELIEF

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against Columbia Group, Columbia Distributor, Columbia Services, the Timing Defendants and the Clearing Defendants)

219. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

220. This claim is asserted by the Class against Columbia Group, Columbia Distributor, Columbia Services, the Timing Defendants and the Clearing Defendants.

221. As alleged above, defendants owed a fiduciary duty to Lead Plaintiff and members of the Class. That duty was breached when those defendants permitted favored investors to late trade and/or market time in the Columbia family of funds.

222. Defendants knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted the defendants named in Count Eleven in breaching their fiduciary duties.

223. As a result of defendants' conduct, Lead Plaintiff and members of the Class suffered damages.

THIRTEENTH CLAIM FOR RELIEF

UNJUST ENRICHMENT

(Against All Defendants)

224. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

225. This claim is asserted by the Class against all defendants.

226. Lead Plaintiff and members of the Class conferred a benefit on the Defendants. Defendants derived management fees and other benefits and were otherwise unjustly enriched from

transactions connected with the Columbia family of funds, to the detriment of Lead Plaintiff and members of the Class.

227. Defendants' enrichment is directly and causally related to the detriment of Lead Plaintiff and members of the Class.

228. The benefit was accepted by defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, defendants, *inter alia*, breached their fiduciary duties to Lead Plaintiff and members of the Class and therefore defendants are not justified to retain the benefits conferred upon them.

229. As a result of all of the defendants' conduct, Lead Plaintiff and members of the Class suffered damages.

230. There is no adequate remedy at law to compensate for the injuries of Lead Plaintiff and members of the Class.

PRAYER FOR RELIEF

WHEREFORE, Lead Plaintiff prays for relief and judgment, as follows:

a. Determining that this action is a proper class action and appointing Lead Plaintiff as a representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;

b. Awarding compensatory damages in favor of Lead Plaintiff and members of the Class against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

c. Awarding Lead Plaintiff and members of the Class restitution, disgorgement of the unjustly earned profits of defendants, and punitive damages;

d. An Order for equitable restitution and other appropriate equitable monetary relief against the defendants;

e. Awarding Lead Plaintiff and members of the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

f. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: September 29, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

/s/

David J. Bershad
Deborah Clark-Weintraub
Clifford S. Goodstein
Kim E. Levy
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Counsel for Lead Plaintiff Jackie Williams and Lead Class Counsel for the Columbia Subtrack

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